Filed pursuant to Rule 424(b)(3)
   Registration No. 333-120082
PROSPECTUS
JMG Exploration, Inc.
4,234,881 Shares
Common Stock
We are registering:
•	the resale by selling shareholders of 1,950,000 shares of common stock issuable upon exercise of warrants to acquire common stock at $4.25 per share and 487,500 shares of common stock issuable upon exercise of warrants to acquire common stock at $6.00 per share, and

•	1,797,381 shares of common stock issuable upon exercise of outstanding warrants to acquire common stock at $5.00.
     Our common stock is traded on the NYSE Arca under the symbol “JMG” The $5.00 warrants are traded on the NYSE Arca under the symbol “JMG.WS”. On October 2, 2006, the last reported sale price of our common stock and warrants on the NYSE Arca was $8.85 per share and $5.70, respectively.
     We will not receive any proceeds from in connection with this offering, but we will receive funds from the exercise of warrants by the holders thereof, if exercised.
     Investing in our common stock and warrants involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 3, 2006.

     You may rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus Summary
     This summary highlights key aspects of the information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the financial statements and the notes to the financial statements included elsewhere in this prospectus.
JMG Exploration, Inc.
General
     JMG Exploration, Inc. was incorporated under the laws of the State of Nevada on July 16, 2004. We explore for oil and natural gas in the United States and Canada.
  In 2005, we made direct property acquisitions and will be developing the oil and natural gas properties of others under arrangements in which we will finance the cost of exploration drilling in exchange for interests in the oil or natural gas revenue generated by the properties. Such arrangements are commonly referred to as farm-ins to us, or farm-outs by the property owners to us.
  Upon the closing of the initial public offering on August 3, 2005, the Company issued 2,185,000 shares of common stock at a price of $5.00 and 2,185,000 warrants at a price of $0.10 for gross proceeds of $11,143,500. The warrants associated with the initial public offering are exercisable at $5.00, until January 15, 2007. The Company completed its initial public offering and commenced trading on the NYSE Arca under the symbols JMG (common stock) and JMG.WS (stock warrants).
  Other than our executive officers, we have no operating personnel and have entered into a technical services agreement with JED Oil Inc. (“JED”) to provide us office space, equipment and all required personnel, including drilling, field operations and related administrative services on an as needed basis. These services are billed to JMG on a quarterly basis at standard industry rates for similar services. JED is considered an affiliate of ours because of its ownership interest in JMG and because two of our directors are directors of JED.
JMG has the following active projects:
•	A large farm-in agreement and direct purchase of acreage for several Williston Basin prospects in Divide and Burke Counties, northern North Dakota. To date JMG has participated in 4 Upper Devonian Bakken sandstone horizontal oil wells (results being reviewed) and 4 Mississippian Midale carbonate oil wells. For 2006 the Midale is targeted for up to 16 horizontal oil wells with other deeper potential zones being evaluated. These prospect areas are referred to as Candak (approx. 35,000 gross acres), Myrtle (approx. 5,000 gross acres), Bluffton (approx. 5,000 gross acres), and Crosby (approx. 60,000 gross acres).

•	A joint venture on the Pinedale anticline in the Jonah field (Green River Basin) of western Wyoming targeting gas in the Upper Cretaceous Lance sandstone. 2 vertical wells are planned for drilling before year-end 2006.

•	A joint area of interest in the Fellows Prospects in Weston County in eastern Wyoming on the eastern edge of the Powder River Basin. Targets are the Lower Cretaceous Dakota channel sands and the Permian/Pennsylvanian Minnelusa sands. Approximately 20,000 acres have been acquired with no wells drilled to date. Also included in the Fellows deal is over 5,000 acres in the Gordon Creek project in Carbon County, Utah with no wells drilled to date.
       Our executive offices are located at Suite 2200, 500 — 4th Avenue S.W. Calgary, Alberta, Canada, T2P 2V6 and our telephone number is (403) 537-3250. We do not have a website.

The Offering
Securities outstanding prior to this offering:

Common stock	5,099,099 shares(1)

Securities offered:

Common stock underlying $5.00 warrants	1,797,381 shares
Common stock underlying $4.25 warrants	1,950,000 shares
Common stock underlying $6.00 warrants	487,500 shares

Common stock to be outstanding after this offering	9,005,229 shares (1)

Use of proceeds	We will not receive any proceeds from this offering, but we will receive funds from the exercise of warrants by the holders thereof, if exercised.

Risk factors	Please read “Risk Factors” for a discussion of factors you should consider before investing in our common stock or warrants.

NYSE Arca symbols:
• Common stock	“JMG”
• Common stock warrants	“JMG.WS”

(1)	Based on the number of shares of common stock outstanding as of June 30, 2006 and currently outstanding warrants.

(2)	Amount gives effect to the assumed exercise of all warrants.

Summary Financial Information
     The following tables present our selected historical financial data derived from our audited and unaudited financial statements. The summary financial information set forth below should be read in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus.
Statement of Operations Information:

		For the period from the
		date of incorporation on
		July 16, 2004 to
	For the six
	months ended	December 31,
	June 30, 2006	2004	June 30, 2006
	(unaudited)
Revenues	$928,252	$—	$1,555,712
Interest	—	64,630	185,091

	928,252	64,630	1,740,803

Expenses:
General and administrative	631,857	286,060	2,765,218
Production	191,648		381,246
Geophysical and Geological	—		256,484
Interest	113,872		113,872
Depletion, depreciation and accretion	399,046	479,702	5,147,295

	1,336,423	765,762	8,664,115

Net loss for the period	(408,171)	(701,132)	(6,923,312)
Less: cumulative dividends on preferred stock	—	(323,157)	(781,499)

Net loss applicable to common stockholders	$(408,171)	$(1,024,289)	$(7,704,811)

Net loss per share, basic and diluted	$(0.08)	$(4.10)	$(3.15)

Weighted average shares outstanding, basic and diluted	5,090,895	250,000	2,442,166

     The following table summarizes our unaudited balance sheet as of June 30, 2006. The column labeled “As adjusted” reflects the exercise of all outstanding warrants into 3,912,068 shares of Common Stock and the receipt of the exercise price thereof.
Balance Sheet Information:

	June 30, 2006
	Actual	As adjusted
	(unaudited)	(unaudited)
Total assets	$19,036,838	$37,667,470
Total liabilities	$4,030,336	$4,030,336
Working capital	$(619,346)	$18,011,556
Common stock	$5,099	$9,011
Total stockholders’ equity	$15,006,547	$33,637,449

Risk Factors
  An investment in the Common Stock involves significant risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our securities. If any of the risks described below develop into actual events, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our securities, causing you to lose all or part of your investment.
     As with many development stage enterprises, JMG has not realized a profit from operations since its incorporation on July 16, 2004. The recovery of the Company’s assets and its ability to continue operations is dependent on successful production of economic quantities of hydrocarbons, obtaining additional financing to fund its exploration activity or the successful completion of the merger with JED.
Risks related to our company and the oil and natural gas industry
Other than our executive officers, we have no operating personnel and are dependent upon JED for drilling, field operations and related administrative services. The loss of JED’s services could substantially increase our costs.
  We have entered into a Joint Services Agreement with JED which provides us with all additional personnel required, office space and equipment. If JED terminates the agreement for any reason, we will be required to find another company willing to provide us with these services or hire personnel, find office space and purchase or lease equipment ourselves. Retaining another company to provide these services or doing so ourselves could substantially increase our costs. See “Business” — “Strategy” — “Relationships with JED and Enterra” – “Services Agreements”.
We depend on our executive officers for critical management decisions and industry contacts. We have no key person insurance with these individuals and therefore the loss of their services would be costly to us.
  We are dependent upon the continued services of our chairman of the board, chief executive officer and chief financial officer. We do not carry key person insurance on their lives. The loss of the services of either of our executive officers, through incapacity or otherwise, would be costly to us and would require us to seek and retain other qualified personnel. See “Business” — “Employees”.
Potential conflicts of interest in our relationship with JED and Enterra may cause us to receive proceeds from the sale of our exploration prospects that are less favorable than we might have obtained from third parties.
  Several of the senior officers and directors of JED, Enterra and JMG have equity ownership in all three companies and hold the following executive positions and/or board memberships:
•	Thomas J. Jacobsen is a director of JMG, and is Chief Executive Officer and a director of JED.

•	Reg J. Greenslade is Chairman of the JMG board, and is Chairman of the JED board.

•	David C. Ho is Chief Financial Officer of JMG and JED.
  We also have a business principles agreement with JED and Enterra, which gives each of them certain rights to develop our exploration prospects. As a result of these relationships and the business principles agreement, we may receive proceeds from the sale of our exploration prospects that are less than we might have obtained from unaffiliated third parties. See “Business” — “Strategy” — Relationships with JED and Enterra” — “Agreement of Business Principles”.

We have a limited operating history, which makes it difficult to predict our future performance.
       We were formed in July 2004. Our limited operating history makes predicting our future performance difficult and does not provide investors with a meaningful basis for evaluating an investment in our common stock.
A substantial or extended decline in oil and natural gas prices could reduce our future revenue and earnings.
       The price we receive for future oil and natural gas production will heavily influence our revenue, profitability, access to capital and rate of growth. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile and currently oil and natural gas prices are significantly above historic levels. These markets will likely continue to be volatile in the future and current record prices for oil and natural gas are expected by many to decline in the future. The prices we may receive for any future production, and the levels of this production, depend on numerous factors beyond our control. These factors include the following:
•	changes in global supply and demand for oil and natural gas;

•	actions by the Organization of Petroleum Exporting Countries, or OPEC;

•	priced and quantities of imports of foreign oil and natural gas in Canada and the U.S.;

•	political conditions, including embargoes, which affect other oil-producing activities;

•	levels of global oil and natural gas exploration and production activity;

•	levels of global oil and natural gas inventories;

•	weather conditions affecting energy consumption;

•	technological advances affecting energy consumption; and

•	prices and availability of alternative fuels.
  Lower oil and natural gas prices may not only decrease our future revenues but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may reduce our earnings, cash flow and working capital.
Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could substantially increase our costs and reduce our profitability.
  Oil and natural gas exploration is subject to numerous risks beyond our control; including the risk that drilling will not result in any commercially viable oil or natural gas reserves. Our decisions to develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Failure to successfully discover oil or natural gas resources will increase our costs, decrease our revenue and decrease our profitability.
  Reserve estimates depend on many assumptions that may turn out to be inaccurate. Our cost of drilling, completing and operating wells will be uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	land title problems; and

•	limitations in the market for oil and natural gas.
Our insurance coverage does not cover all risks and we may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.
  We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:
•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.
  Any of these risks could adversely affect our ability to operate or result in substantial losses to our company. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event that is not fully covered by insurance occurs, it could adversely affect us.
  We currently have the following insurance coverage in place:

General liability	$1,000,000
Pollution liability	$1,000,000
Umbrella legal liability	$14,000,000
Operators extra expense	$20,000,000

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.
  Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our future oil and natural gas production will depend on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production will depend in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut-in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells until production arrangements were made to deliver our production to market. We presently have no contracts with operators of gathering systems, pipelines or processing facilities with respect to our exploration prospects.
We are subject to complex laws that can affect the cost, manner and feasibility of doing business thereby increasing our costs and reducing our profitability.
  Development, production and sale of oil and natural gas are subject to extensive federal, state, provincial, local and international laws and regulations. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:
•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	spacing of wells;

•	unitization and pooling of properties; and

•	taxation.
  Under these laws, we could be liable for personal injuries, property damage and other damages. Failure to comply with these laws may also result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations. See “Business” — “Government Regulation”.
We may incur substantial liabilities to comply with environmental laws and regulations.
  Oil and natural gas operations are subject to stringent federal, state, provincial, local and international laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:
•	require acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

     Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, incurrence of investigatory or remedial obligations, or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our results of operations, competitive position, or financial condition. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release of such materials or if our operations were standard in the industry at the time they were performed. See “Business” — “Government Regulation”.
The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our plans on a timely basis and within our budget.
     Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development operations, which could have a material adverse effect on our business, financial condition or results of operations.
Competition in the oil and natural gas industry is intense, which may increase our costs and otherwise adversely affect our ability to compete.
     We operate in a highly competitive environment for prospects suitable for exploration, marketing of oil and natural gas and securing the services of trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for prospective oil and natural gas properties and prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. In order for us to compete with these companies, we may have to increase the amounts we pay for prospects, thereby reducing our profitability. See “Business” — “Competition”.
We may not be able to compete successfully in acquiring prospective reserves, developing reserves, marketing oil and natural gas, attracting and retaining quality personnel and raising additional capital.
     Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. Our inability to compete successfully in these areas could have a material adverse effect on our business, financial condition or results of operations. See “Business — Competition.”
Special Note Regarding Forward-Looking Statements
          This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus.
          Other sections of this prospectus may include additional factors which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
          We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.
Use of Proceeds
          We will not receive any proceeds in connection with this offering, but we will receive funds from the exercise of warrants by the holders thereof, if exercised. Funds received from the exercise of warrants will be used for working capital purposes.

Market For Our Common Equity
     Our common stock is quoted on the Archipelago Exchange under the symbol “JMG” since our initial public offering on August 5, 2005. Prior to our initial public offering, there was no public market for our common stock. The following table shows the high and low closing sale prices for our common stock as reported on the NYSE Arca for the periods indicated:

Period	High	Low
August 5 – 31, 2005	18.75	12.01
September, 2005	18.00	13.25
October, 2005	15.60	10.00
November, 2005	12.50	8.50
December, 2005	9.25	6.00
January, 2006	11.75	6.75
February, 2006	11.30	7.50
March, 2006	10.75	7.50
April, 2006	12.50	9.70
May, 2006	12.00	8.70
June, 2006	11.02	8.00
July, 2006	13.00	10.75
August, 2006	12.39	10.50
     As of June 30, 2006, there were approximately 31 holders of record of the Common Stock and 5,099,099 shares of the Common Stock outstanding. The number of holders of record is calculated excluding individual participants in securities positions listings. The closing price of our shares on September 12, 2006, was $9.11.

Selected Historical Financial Data
     The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with, our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this annual report. The statement of operations data presented below for the periods ending December 31, 2005 and the period from incorporation July 16, 2004 to December 31, 2004, and the selected balance sheet data at December 31, 2004 and 2005, are derived from JMG’s consolidated financial statements that have been audited by Ernst & Young LLP, independent registered public accounting firm.

	Twelve month	Period from the date of
	period ended	incorporation on July 16,
	December 31	2004 to December 31
	$	$	$
	2005	2004	2003
Statement of Operations Data:
Revenues	627,460	—	n/a
Operating expenses:

Production	189,598	—	n/a
General and administrative	1,768,712	286,060	n/a
Stock-based compensation	78,589
Geophysical and Geological	256,484
Depreciation and amortization	4,265,162	479,702	n/a

Accretion	3,385

Total operating expenses	6,561,930	765,762	n/a
Interest expense	—	—	n/a
Interest income	120,461	64,630	n/a
Gain on warrant liability	—	—	n/a
Net income (loss)	(5,814,009)	(701,132)	n/a
Less cumulative preferred dividends	(458,342)	(323,157)
Net loss applicable to common shareholders	(6,272,351)	(1,024,289)
Earnings (loss) per share:
Basic	(2.97)	(4.10)	n/a
Diluted	(2.97)	(4.10)	n/a
Weighted average shares outstanding:
Basic	2,111,351	250,000	n/a
Diluted Diluted	2,111,351	250,000	n/a

	December 31	December 31
	$	$	$
	2005	2004	2003
Total assets	17,773,179	8,429,049	n/a
Current Liabilities	2,793,111	656,238	n/a
Long-term obligations, less current portion	78,642	—	n/a
Total shareholders’ equity	14,901,426	7,772,811	n/a

Management’s Discussion and Analysis or Plan of Operation
     You should read the following discussion of the financial condition and plan of operation in conjunction with our historical financial statements included elsewhere in this prospectus. Among other things these historical statements include more detailed information regarding the basis of presentation for the following information. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.
     The following Management’s Discussion and Analysis (“MD&A”) of financial results as provided by the management of JMG Exploration, Inc. (“JMG”) should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2005. This commentary is based upon information available to August 13, 2006.
FORWARD-LOOKING STATEMENTS
     Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
     Finally, in the presentation of the MD&A, JMG uses two terms that are universally applied in analyzing corporate performance within the oil and gas industry for which regulators require that we provide disclaimers.
     Barrel of Oil Equivalent (BOE) — The oil and gas industry commonly expresses production volumes and reserves on a “barrel of oil equivalent” basis (“BOE”) whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved analysis of results and comparisons with other industry participants. Throughout this MD&A, JMG has used the 6:1 BOE measure which is the approximate energy equivalency of the two commodities at the burner tip. BOE does not represent a value equivalency at the plant gate, which is where JMG sells its production volumes, and therefore may be a misleading measure if used in isolation.
Overview
     JMG was incorporated under the laws of the State of Nevada on July 16, 2004. We explore for oil and natural gas in the United States and Canada.
     In 2005, we made direct property acquisitions and will be developing the oil and natural gas properties of others under arrangements in which we will finance the cost of exploration drilling in exchange for interests in the oil or natural gas revenue generated by the properties. Such arrangements are commonly referred to as farm-ins to us, or farm-outs by the property owners to us.
     Upon the closing of the initial public offering on August 3, 2005, the Company issued 2,185,000 shares of common stock at a price of $5.00 and 2,185,000 warrants at a price of $0.10 for gross proceeds of $11,143,500. The warrants associated with the initial public offering are exercisable at $5.00, until one year from the statement of registration. The Company completed its initial public offering and commenced trading on the NYSE Arca under the symbols JMG (common stock) and JMG+ (stock warrants).
     Other than our executive officers, we have no operating personnel and have entered into a technical services agreement with JED Oil Inc. (“JED”) to provide us office space, equipment and all required personnel, including drilling, field operations and related administrative services on an as needed basis. These services are billed to JMG on a quarterly basis at standard industry rates for similar services. JED is considered an affiliate of ours because of its ownership interest in JMG and because two of our directors are directors of JED. (See “Related Party Transactions” of this management discussion and analysis”)

     We entered into the 2nd Amended and Restated Agreement of Business Principles with JED and Enterra Energy Trust, effective August 1, 2004. Under the agreement, JED and Enterra shall offer farm-outs to us of exploratory drilling prospects, and we shall offer farm-outs to JED of developed drilling prospects from Enterra and us. The agreement contemplates that we will pursue exploratory drilling, JED will pursue development drilling, and Enterra will pursue developed and producing assets. Under the agreement, if we accept a farm-in, we will pay all of the exploration drilling costs and will earn 70%, or a mutually agreeable percentage, of the interest in the producing zones of the wells we drill. This arrangement provides us with exploration projects developed by JED and Enterra and not just those we identify independently. Under our farm-outs to JED, JED will pay all of the drilling costs and will earn 70%, or a mutually agreeable percentage, of our interest in the producing zones of the wells drilled under the farm-out. This arrangement provides us with the potential for a carried working interest in new wells for which we will have no costs.
     This agreement also provides that Enterra has the right of first refusal to purchase our interests when we determine that we wish to sell. The agreement provides that the price for our interest is to be the same consideration as offered under a bona fide third party offer, or if there is no such offer, as determined by an independent engineering report prepared by a mutually agreeable independent engineering firm. We believe these arrangements will permit us to concentrate on our business plan of exploratory drilling, possibly provide a buyer for our interests as they are developed and permit further development drilling in which we may be able to retain a reduced interest at no additional cost to us.
          To date, JMG has assembled substantial land positions in North Dakota and Wyoming and participated in the drilling of seven gross (3.2 net) wells with 100% success rate proving up significant future development. Two of the seven wells drilled to date were on production in late 2005 with the other four wells have come on production in the first quarter of 2006. JMG’s production is 92 boe/d for the second quarter of 2006.
          JMG currently has over 115,000 gross (over 80,000 net) acres of land in northern North Dakota. In addition, JMG owns a 77.5% working interest in a section of land in the Pinedale area of Wyoming. These lands offset the prolific Jona/Pinedale producing fields. As previously announced, JMG was involved in a significant oil discovery in the Midale formation in the northern part of North Dakota. Three wells have been drilled into this formation to date and 16 development locations have been identified as a result of this initial drilling.
     We are pursing a merger with JED, which was announced in January 2006. (See “Outlook and Proposed Transaction” section of this management discussion and analysis)

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005
Financial operations overview

	Q2	Q2
	2006	2005	Change
	$	$	$

Petroleum revenue	476	7	469
Net loss	(200)	(662)	267
Per share basic and diluted	(0.04)	(2.65)	2.61
Weighted average number of shares outstanding — basic and diluted	5,095	250	4,845
Quarterly Information (In US$ thousands, except per share data)

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2006	2006	2005	2005	2005	2005	2004	2004	2004

Petroleum revenue	476	453	286	334	7	0	—	—	—
Net loss for the period	(200)	(208)	(4,435)	(765)	(662)	(411)	(627)	(74)	—
Per share, basic and diluted	(0.04)	(0.04)	(0.91)	(0.26)	(2.65)	(1.64)	(3.29)	(0.80)	—

2 Year Summary
Summarized financial and operational data (In US$ thousands except for volumes and per share amounts)

	Period ended June 30,
	2006	2005
Revenue	928	7
Net loss	(408)	(1,073)
Net loss per share – basic and diluted	(0.08)	(4.29)
Weighted average number of shares – basic and diluted	5,091	250
Total assets	19,037	10,547
Total long-term debt	Nil	Nil

Results of operations
          Petroleum revenue. Our petroleum revenue is dependent upon success in finding and developing oil and natural gas reserves. Our ownership interest in the production from these properties is measured in Boe per day, a term that encompasses both oil and natural gas production. Petroleum revenues were $928,252 for the six month period ended June 30, 2006 compared with revenue of $6,639 for the same period in 2005. This petroleum revenue related to production sales from two Bakken exploratory wells, two Midale exploratory wells and two non-operated

Midale wells in North Dakota together with revenue from two non-operated wells in Wyoming. Total petroleum revenue from incorporation July 16, 2004 to June 30, 2006 was $1,555,712.
Three month period ended June 30, 2006 compared to three month period ended June 30, 2005 and period from incorporation July 16, 2004 to June 30, 2006

				Period from the date of
	Three month period ended		Percentage	incorporation on July 16,
	June 30,		Increase	2004 to June 30,
	2006	2005		2006
Production (Boe)	8,407	122	100%	28,363
Average Price	$56.56	—		$54.85
Petroleum revenues	$475,517	$6,639	99%	$1,555,712
          Critical to our petroleum revenue stream from any production activities is the market price for crude oil and natural gas. Commodity benchmark prices for crude oil and natural gas were as follows:

As at June 30,	2006	2005
West Texas Intermediate grade crude oil, per barrel	$73.93	$59.78
          Our realized price for any oil and natural gas production will be dependent upon the actual quality of the commodity which could result in a premium or discount to the above indices. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. If oil and natural gas prices decrease this movement could affect the overall valuation of our petroleum and natural gas reserves and we may be required to take a write-down of the carrying value.
          We may use derivative financial instruments when we deem them appropriate to hedge exposure to changes in the price of crude oil and natural gas, fluctuations in interest rates and foreign currency exchange rates. JMG currently does not have any financial derivative contracts or fixed price contracts in place.
          Interest income. Interest income for the three and six month periods ended June 30, 2006 are $nil (2005 — $43,681) and $nil (2005 — $117,004) respectively. Interest income has decreased due to the repayment of interest on the promissory note owed to an unrelated industry partner since February 8, 2006. Total interest from incorporation July 16, 2004 to June 30, 2006 was $185,091.
          Production expense. Production costs include operating costs associated with field activities. Production expenses for the three and six month periods ended June 30, 2006 were $56,186 and $191,648 respectively compared with production expenses of $10,953 for the same periods in 2005. Initially these costs as a percentage of revenue will be higher than desired due to recently commencing operations, but as production and revenue increase these costs should fall within industry ranges. Total production expenses from incorporation July 16, 2004 to June 30, 2006 were $381,246.
               Three month period ended June 30, 2006 compared to three month period ended June 30, 2005 and period from incorporation July 16, 2004 to June 30, 2006.

						Period from the
						date of
						incorporation on
Three month period		% of		% of	Percentage	July 16, 2004 to	% of
ended June 30,	2006	revenue	2005	revenue	Decrease	June 30, 2006	revenue
Production expense	$56,186	11.8%	10,953	165%	413%	$381,246	24.5%
Production expense per BOE:	$6.68	—	$89.78	—		$13.44	—

     General and administrative expense. General and administrative expense relates to compensation and overhead for executive officers and fees for general operational and administrative services. We have contracted out all field personnel and equipment necessary for exploration activities, and for related administrative functions. During the three and six month periods ended June 30, 2006 the amount for general and administrative expenses was $338,494 and $631,857 compared with $251,404 and $507,746 respectively for the same periods in 2005. Total general and administrative expenses from incorporation July 16, 2004 to June 30, 2006 were $2,765,218.
     Three month period ended June 30, 2006 compared to three month period ended June 30, 2005 and period from incorporation July 16, 2004 to June 30, 2006.

				Period from the
				date of
				incorporation on
			Percentage	July 16, 2004 to
Three month period ended June 30,	2006	2005	Increase	June 30, 2006
General and administrative expense	$338,494	$251,404	34.6%	$2,765,218
     Stock–based compensation. The Company has a stock option plan under which employees, directors and consultants are eligible to receive grants. The Corporation accounts for the stock option granted to consultants using the fair value recognition provisions of SFAS No. 123. Stock compensation expense for the three and six month periods ended June 30, 2006 was at $25,144 and $50,012 respectively. There was no stock-based compensation for the three and six month periods ended June 30, 2005. The Company has adopted Statement 123(R) using the modified-prospective method, therefore for the six month period ended June 30, 2006 the stock based compensation was a result of expensing the stock options for employees as well as consultants on a straight line basis using the Black-Scholes option pricing model. The total stock-based compensation expense from incorporation July 16, 2004 to June 30, 2006 was $128,601. The total compensation costs related to non-vested options which has not been recognized is $433,738 as at June 30, 2006.
     Geophysical and geological expense. Geophysical and geological expenses for the three and six month periods ended June 30, 2006 was $nil and $162,284 for the three and six month periods ended June 30, 2005. Under the successful-efforts method, costs such as geological and geophysical, exploratory dry holes and delay rentals are expensed as incurred. The costs in 2005 related to the expensing of acquisition costs of seismic data as well as the expensing of land deposits, which had expired. Total geophysical and geological expenses from incorporation July 16, 2004 to June 30, 2006 were $256,484.
     Depletion, depreciation and accretion expense. Depletion, depreciation and accretion expense were $191,076 and $399,046 for the three and six months ended June 30, 2006 and $93,140 and $127,456 respectively for the same periods in 2005. This increase was due to the depletion recorded in the current year, which was not applicable at March 31, 2005. Depletion was only recorded starting in the second quarter of 2005 due to commencement of production. In 2005, the Company’s impairment charge related to properties located in Wyoming and North Dakota. This impairment is a result of unsuccessful work programs and production evaluation work performed during 2005. The impairment equals the excess of the aggregate carrying value of PP&E over the discounted (10%) cash flows, which are expected to result from the Company’s proved plus probable reserves from these fields. The Company also recorded impairment in 2005 when it terminated operations in the Fiddler Creek area and abandoned any further plans for development in the area. Impairment of $470,642 was recorded for 2004 for the work programs and production evaluation work performed on the Cut Bank property that resulted in no commercial quantities of oil. We have abandoned all planned activities in this prospect. Total depletion and depreciation expenses from incorporation July 16, 2004 to June 30, 2006 were $5,147,295.

The estimated present value of the Company’s asset retirement obligation was $82,020 as that June 30, 2006. This amount is based on estimated future cash requirements of $216,000, determined using a credit adjusted risk free interest rate of 8.5% over the economic life of the properties, an inflation rate of 2.0%, and an estimated life until repayment of 5-10 years.
          Three month period ended June 30, 2006 compared to three month period ended June 30, 2005 and period from incorporation July 16, 2004 to June 30, 2006.

						Period from the
						date of
Three month						incorporation on
period ended		% of		% of	Percentage	July 16, 2004 to	% of
June 30,	2006	revenue	2005	revenue	Increase	June 30, 2006	revenue
Depletion, depreciation and accretion expense	$191,076	40.2%	$93,140	1,402.9%	105.1%	$5,147,295	330.9%

Depletion, depreciation and accretion expense per Boe:	$22.73	—	$763.44	—		$181.48
Preferred dividend. In August 2004, we issued 1,950,000 shares of preferred stock, which pay a 10% annual dividend on a quarterly basis. In August 2005, all holders of our preferred stock converted to common stock following the effectiveness of our registration statement. Dividends have been paid up to the date of conversion August 3, 2005. Total preferred dividends paid for the three and six month periods ended June 30, 2006 were $nil and were $195,000 and $388,397 respectively for the same periods in 2005. Total preferred dividend paid from incorporation July 16, 2004 to June 30, 2006 were $781,499.
Income taxes. The Company did not pay or record any income taxes in the three or six month period ended June 30, 2006 and June 30, 2005.
Earnings (loss). Net loss is presented below.
          Three month period ended June 30, 2006 compared to three month period ended June 30, 2005 and period from incorporation July 16, 2004 to June 30, 2006.

					Period from the
					date of
					incorporation
For the three month		% of		Percentage	on July 16, 2004	% of
period ended June 30,	2006	revenue	2005	Increase	to June 30, 2006	revenue
Net loss	($200,214)	(42.1%)	($662,461)	(64.8%)	(7,704,811)	(495.3%)

Per share information

Net loss for the period per common share	($0.04)		($2.65)		(3.15)
Average number of shares outstanding	5,094,773	—	250,000		2,442,166
Capital Expenditures
     Capital expenditures for the three and six months ended June 30, 2006 and 2005 was a negative $255,844 (2005 — $586,269) and $841,162 (2005 — $2,875,155), net of capital accrual respectively. For period from incorporation July 16, 2004 to June 30, 2006, the capital expenditures net of the capital accrual were $18,731,126.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
Financial operations overview
Summarized Financial and Operational Data (In US$ thousands, except per share data)

					Period from
					incorporation
				Year ended	July 16, 2004
	Q4	Q4		December 31,	to December
	2005	2004	Change	2005	31, 2004	Change

Petroleum revenue	286	—	286	627	—	627
Net loss	(4,435)	(627)	(3,808)	(5,814)	(701)	(5,113)
Per share basic and diluted	(0.91)	(3.29)	2.38	(2.97)	(4.10)	1.13
Exit production rate (BOE/d)	129	—	129	129	—	129
Weighted average number of shares outstanding — basic	4,897	250	4,647	2,111	250	1,861
Quarterly Information
Quarterly information (In US$ thousands, except per share data)

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2005	2005	2005	2005	2004	2004	2004	2004
Revenue	—	7	3.34	286	—	—	—	—
Net loss	(217)	(467)	(695)	(4,435)	—	—	(74)	(627)
Per share, basic and diluted	(1.64)	(2.65)	(0.26)	(0.91)	—	—	(0.80)	(3.29)

2 Year Summary
Summarized financial and operational data (In US$ thousands except for volumes and per share amounts)

		Period from
		incorporation
	Year ended	July 16, 2004
	December	to December
	31, 2005	31, 2004

Revenue	627	—
Net loss	(5,814)	(701)
Net loss per share — basic and diluted	(2.97)	(4.10)
Weighted average number of shares — basic and diluted	2,111	250
Total assets	17,773	8,429
Total long-term debt	—	—

Results of operations
     Revenue. Our revenue is dependent upon success in finding and developing oil and natural gas reserves. Our ownership interest in the production from these properties is measured in BOE per day, a term that encompasses both oil and natural gas production. Revenues were $854,864 for the year ended December 31, 2005. This revenue related to production sales from two Bakken exploratory wells and one Midale exploratory well in North Dakota together with revenue from two non-operated wells in Wyoming. There was no revenue for the period ended December 31, 2004. Total revenue from incorporation July 16, 2004 to December 31, 2005 was $854,864.
Year ended to December 31, 2005 Compared to Year Ended December 31, 2004

			Percentage
Year ended December 31,	2005	2004	Increase

Production (BOE)	11,339	—	N/a
Average Price	$55.33	—
Revenues	$627,460	—	N/a

Period from incorporation on July 16, 2004 to December 31, 2005

Incorporation July 16, 2004 to December 31, 2005.

Production (BOE)	11,339

Average Price	$55.34

Revenues	$627,460

     Critical to our revenue stream from any production activities is the market price for crude oil. Commodity benchmark prices for crude oil is as follows:

December 31,	2005	2004

West Texas Intermediate grade crude oil, per barrel	$59.78	$41.10
     Our realized price for any oil and natural gas production will be dependent upon the actual quality of the commodity which could result in a premium or discount to the above indices. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. If oil and natural gas prices decrease this movement could affect the overall valuation of our petroleum and natural gas reserves and we may be required to take a write-down of the carrying value.
     We may use derivative financial instruments when we deem them appropriate to hedge exposure to changes in the price of crude oil, fluctuations in interest rates and foreign currency exchange rates. JMG currently does not have any financial derivative contracts or fixed price contracts in place.
     Interest income. Interest for the year ending December 31, 2005 and the period from incorporation to December 31, 2004 respectively are $120,461 and $64,630. Interest was due a promissory note to unrelated industry partner, which was repaid on June 28, 2005. Total interest from incorporation July 16, 2004 to December 31, 2005 was $185,091.
     Production expense. Production costs include operating costs associated with field activities. Production expenses for the year ended December 31,2005 were $189,598; there was no production for the period from incorporation to December 31, 2004. Initially these costs as a percentage of revenue will be higher than desired due to recently commencing operations, but as production and revenue increase these costs should fall within industry ranges. Total production expenses from incorporation July 16, 2004 to December 31, 2005 were $189,598.
     Year ended to December 31, 2005 Compared to Year Ended December 31, 2004

		% of		% of	Percentage
Year Ended December 31,	2005	revenue	2004	revenue	Increase

Production expense	$189,598	30.2%	—	—	100%
Production expense per BOE:	$16.72	—	—	—

Period from incorporation on July 16, 2004 to December 31, 2005

		% of
Incorporation July 16, 2004 to December 31, 2005.		revenue

Production expense	$189,598	30.2%

Production expense per BOE:	$16.72	—

     General and administrative expense. General and administrative expense relates to compensation and overhead for executive officers and fees for general operational and administrative services. We have contracted out all field personnel and equipment necessary for exploration activities, and for related administrative functions. During the period ending December 31, 2005 the amount for general and administrative expense were $1,768,712 compared with $286,060 for the period ending December 31, 2004. This increase related to percentage of total general and administrative costs allocated to the Company relating to the technical service agreement, which are based on production and capital acquired in the current quarter. Both JED and Enterra provide services on our behalf. Expenses consist principally of salaries, consulting fees and office costs relating to the preparation and planning of our exploratory wells that commenced drilling this year, and planning for future drilling activities. Total general and administrative expenses from incorporation July 16, 2004 to December 31, 2005 were $2,054,772.
     Year ended to December 31, 2005 Compared to Year Ended December 31, 2004

			Percentage
Year ended December 31,	2005	2004	Increase

General and administrative expense	$1,768,712	$286,060	518%

Period from incorporation on July 16, 2004 to December 31, 2005

Incorporation July 16, 2004 to December 31, 2005.
General and administrative expense	$2,054,772

     Stock — based Compensation. The Company has a stock option plan under which employees; directors and consultants are eligible to receive grants. The Corporation accounts for the stock option granted to consultants using the fair value recognition provisions of SFAS No. 123. Stock compensation expense for the year ended December 31, 2005 was as $78,589. There was no stock based compensation for the period ended December 31, 2004. The stock based compensation expense for 2005 resulted from the expensing of the stock options for consultants on straight-line bases using the Black-Scholes option-pricing model. A total stock-base compensation expense from incorporation July 16, 2004 to December 31, 2005 was $78,589.
     Employee and director stock options are accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and provide only a pro forma disclosures of net income (loss) as if a fair value based method had been applied in measuring compensation expense.
     Geophysical and geological expense. Geophysical and geological expense for the year ended December 31, 2005 were $256,484 and nil for the period ended December 31, 2004. Under the successful-efforts method, costs such as geological and geophysical, exploratory dry holes and delay rentals are expensed as incurred. The costs in 2005 related to the expensing of acquisition costs of seismic data as well as the expensing of land deposits, which had expired. Total geophysical and geological expenses from incorporation July 16, 2004 to December 31, 2005 were $256,484.
     Depletion, depreciation expense. Depletion and depreciation expense was $4,265,162 for the twelve months ending December 31, 2005 and $479,702 for the period ending December 31, 2004. This increase was due to the depletion recorded in the current year and the impairment charge. Depletion was recorded in the third and fourth quarters of 2005 due commencement of production. In 2005 the company’s impairment charge related to properties located in Wyoming and North Dakota. This impairment is a result of unsuccessful work programs and production evaluation work performed during 2005. The impairment equals the excess of the aggregate carrying value of PP&E over the discounted (10%) cash flows, which are expected to result from the Company’s proved plus probable reserves from these fields. The company also recorded impairment in 2005 when it terminated operations in the Fiddler Creek area and abandoned any further plans for development in the area. Impairment ($472,172) was a recorded for 2004 for the work programs and production evaluation work performed on the Cut Bank property that resulted in no commercial quantities of oil. We have abandoned all planned activities in this prospect. Total depletion and depreciation expenses from incorporation July 16, 2004 to December 31, 2005 were $4,744,864.
     Year ended to December 31, 2005 Compared to Year Ended December 31, 2004

		% of		% of	Percentage
Year Ended December 31,	2005	revenue	2004	revenue	Increase

Depletion, depreciation expense	$4,265,162	679.8%	$479,702	—	789.1%

Depletion, depreciation expense per BOE:	$376.15		—	—
Period from incorporation on July 16, 2004 to December 31, 2005

		% of
Incorporation July 16, 2004 to December 31, 2005.		revenue

Depletion, depreciation expense	$4,744,864	756.2%

Depletion, depreciation expense per BOE:	$418.46
     Accretion expense. As at December 31, 2005, the estimated present value of the Company’s asset retirement obligation was $78,642 based on estimated future cash requirements of $216,000, determined using a credit adjusted risk free interest rate of 8.5% over the economic life of the properties, an inflation rate of 2.0%, and an estimated life until repayment of 5-10 years. Accretion of $3,385 was recorded for the twelve months ending December 31, 2005. There was no accretion expense for the period ending December 31, 2004. Total accretion expense from incorporation July 16, 2004 to December 31, 2005 was $3,385.

     Preferred dividend. In August 2004, we issued 1,950,000 shares of preferred stock, which pay a 10% annual dividend on a quarterly basis. In August 2005, all holders of our preferred stock converted to common stock following the effectiveness of our registration statement. Dividends have been paid up to the date of conversion. The cumulated preferred dividends for the year ended December 31, 2005 was $458,342 compared with $323,157 for the period ended December 31, 2004. Total preferred dividends paid from incorporation July 16, 2004 to December 31, 2005 were $781,499.
     Income taxes. Due to the loss, the company did not pay any income taxes in the period ended December 31, 2004 and December 31, 2005.

	2004	2005	Cumulative
	$	$	$

Loss for period before income taxes	(701,132)	(5,814,009)	(6,515,141)
Effective tax rate	39%	39%	39%

Expected income tax recovery	(273,442)	(2,424,463)	(2,540,905)
Deferred tax asset valuation allowance	273,442	2,424,463	2,540,905

Income tax benefit	—	—	—
     Earnings (Loss). Net loss is presented below.
     Year ended to December 31, 2005 Compared to Year Ended December 31, 2004

		% of		% of	Percentage
Year Ended December 31,	2005	revenue	2004	revenue	Increase
	$		$

Net loss	(5,814,009)	(680.1% )	(701,132)	100%	(129.2%)
Net loss per share	(2.97)		(4.10)
Average number of shares outstanding	2,111,351	—	250,000	—
Period from incorporation on July 16, 2004 to December 31, 2005

		% of
Incorporation July 16, 2004 to December 31, 2005.		revenue
	$

Net loss	(6,515,141)	(762.1%)
Net loss per share	(4.88)
Average number of shares outstanding	1,494,620	—

     Year ended to December 31, 2005 Compared to Year Ended December 31, 2004

Year ended December 31,		2004

Net loss	($5,814,009)	($701,132)

Per share information

Net loss per share	($2.97)	($4.10)
Average number of shares outstanding	2,111,351	250,000
Period from incorporation on July 16, 2004 to December 31, 2005

Incorporation July 16, 2004 to December 31, 2005.
Net loss	($6,515,141)

Per share information

Net loss per share	($4.88)
Average number of shares outstanding	1,494,620
Reserves
     JMG had its reserves evaluated by independent engineers. JMG’s 2005 reserves were independently evaluated, as at December 31, 2005 by DeGolyer and MacNaughton Canada Limited.
     All of the Company’s properties, reserves and production are located in the United States in North Dakota and Wyoming. All dollar amounts in this Statement are in the currency of the United States. The Company’s reserves consist of light crude oil only.
     Constant Prices and Costs. The following tables detail the aggregate net reserves of the Company as at December 31, 2005 using constant prices and costs, and the aggregate net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated using a discount rate of 10%.

Light Crude Oil
Net
Reserves Category	(bbl)

PROVED
Developed Producing	53,907
Developed Non-Producing	7,749

TOTAL PROVED	61,656

Net Present Values of Future Net Revenues
Constant Prices and Costs
as at December 31, 2005

Before Income Taxes Discounted at (% / year)
10%
Reserves Category	(US$thousands)

PROVED
Developed Producing	1,307
Developed Non-Producing	142

TOTAL PROVED	1,449

     The following table summarizes the Company ‘s interests in oil wells as at December 31, 2005:
Producing and Non-producing Wells
as at December 31, 2005

	North Dakota		Wyoming		Total
	Gross	Net	Gross	Net	Gross	Net

Oil Wells
Producing	3	2.04	2	.8	5	2.84
Non-Producing	1	.12	—	—	1	1.2
     Capital Expenditures. Capital expenditures for the year ended December 31, 2005 were $15,918,765, net of capital accrual and $1,971,199 for the period ended December 31, 2004. For period from incorporation July 16, 2004 to December 31, 2005, the capital expenditures net of the capital accrual were $17,889,964. The expenditures were as follows:

		Period from the	Period from the
		date of	date of
	For the twelve month	incorporation	incorporation
	period ended	July 16, 2004 to	July 16, 2004 to
	December 31, 2005	December 31, 2004	December 31, 2005
Property Acquisitions	$5,719,929	$136,760	$5,856,689
Drilling Exploration	$11,302,720	$1,916,617	$13,219,339
Other Assets	$106,835	$120,482	$227,317
Reclassification of capital accrual	($1,210,809)	($202,660)	($1,413,469)
	$15,918,765	$1,971,199	$17,889,874
Liquidity and capital resources
Cash flows and capital expenditures
          At June 30, 2006, we had $796,444 in cash and cash equivalents. Since our incorporation, we have financed our operating cash flow needs through private and public offerings of equity securities as well as a promissory note for $1,500,000. On February 8, 2006 a promissory note was issued for a total of $1,500,000. The promissory note was repayable on March 30, 2006 but repayment has now been extended indefinitely.
          Upon the closing of our initial public offering on August 3, 2005, the Company issued 2,185,000 shares of common stock at a price of $5.00 and 2,185,000 warrants at a price of $0.10 for gross proceeds of $11,143,500.
          We have no plans for any future issues of equity securities other than in conjunction with the exercise of outstanding warrants, and pursuant to our employee equity compensation plan. Any additional exploration activities are dependent upon the exercise of our outstanding warrants, which are summarized in the table below. In the event funds from the exercise of warrants are unavailable, we will delay our exploration activities until alternative sources of capital such as production revenue and farm out agreements on our properties or sale of our properties. The 2,185,000 warrants from the initial public offering are trading on the Archipelago Exchange under the symbol (JMG+). The warrants issued with the preferred shares 1,950,000 at $4.25 and 487,500 at $6.00 are not trading and were outstanding upon the closing of our initial public offering on August 3, 2005.

	Number
	of warrants	Exercise	Maximum
Warrant summary as of June 30, 2006	outstanding	price	proceeds

Warrants issued in the preferred stock private placement	375,187	$6.00	$2,251,122
Warrants issued upon conversion of preferred stock	1,739,500	4.25	$7,392,875
Warrants issued our initial public offering	1,797,381	5.00	$8,986,905

	3,912,068	$4.25-$6.00	$18,630,902

     Cash flow used in operations. Cash used by operating activities was $174,933 for the three months ended June 30, 2006 and cash was utilized by operating activities for the three months ended June 30, 2005 in the amount of $781,096. The reduction in the use of cash was mainly attributable to the increase in trade accounts payable of $2,975,813 during the second quarter of 2006. Cash used by operating activities was $781,096 and $487,765 for the six month period ended June 30, 2006 and 2005 respectively.
Cash utilized by operating activities was $3,184,937 for the period from incorporation on July 16, 2004 to June 30, 2006. The use of cash was principally attributable to the net loss of the period of $6,923,312 increased by the amount due to JED Oil Inc of $1,830,123 and offset by $5,147,295 in depletion, depreciation, and accretion expense.

          Cash flow provided by investing activities Cash provided by investing activities in the three month period ended June 30, 2006 was $255,844 (2005 — $202,520). Adjustments were made in the second quarter of 2006 pertaining to the capital cost for a North Dakota well that resulted in a partial reversal of cash expenditures reported in the first quarter of 2006. For the six month period ended June 30, 2006 and 2005, $841,162 and $1,816,406 was spent on investing activities respectively. Cash utilized in investing activities was $19,319,877 for the period from incorporation on July 16, 2004 to June 30, 2006 and was principally attributable to $18,731,126 in property and equipment purchased for our exploration prospects which included the following: the Hooligan Draw prospect of $1,517,679, the Cut Bank prospect of $416,299, the Fiddler Creek prospect of $163,800, the Bakken prospect $3,112,797 the Rindal prospect $3,581,769, the two Candak prospects $5,324,611, and $5,270,602 invested in connection with a farm-in agreement and direct purchase of acreage for several prospects in the Bakken Zone of North Dakota which comprised of our Candak prospect, Myrtle Beach prospect and Bluffton prospects. In November 2004, we loaned Fellows Energy $1,500,000, with interest at a rate of 18% per annum and a fixed and specific charge on all the assets provided as collateral. The promissory note was due and payable in two installments: the first installment of $750,000 plus accrued interest was received February 2005, and the second, for the remaining balance and all accrued and unpaid interest thereon, was due April 30, 2005. The first installment has been paid, including accrued interest to date. In May 2005, we accepted the remaining 50% working interest in the contracted lands we did not already own as payment in full on the final installment of the note due from Fellows Energy, including accrued interest to date. We granted Fellows an option through June 30, 2005 to reacquire an undivided 50% interest in the exploration and development lands for $391,249. The option was exercised on June 28, 2005.
          Cash flow provided by financing activities. Cash provided by financing activities was $60,431 for the three month period ended June 30, 2006. This was attributable to warrants and stock options that were exercised during the period for $60,431 (2005 — $195,000). For the six month period ended June 30, 2006 and 2005, financing activities provided $1,978,304 and used $390,000 respectively.
Cash provided by financing activities was $23,318,979 for the period from incorporation on July 16, 2004 to June 30, 2006 and was attributable to two private placements completed in 2004 and the initial public offering on August 3, 2005. We realized $1,000,000 from the sale of common stock to JED. We realized $7,792,225 from the sale of 1,950,000 units consisting of preferred stock and warrants. Upon the closing of our initial public offering on August 3, 2005, the Company issued 2,185,000 shares of common stock at a price of $5.00 and 2,185,000 warrants at a price of $0.10 for net proceeds of $10,301,250. The issuance of a promissory note also provided cash in the amount of $1,500,000. We have warrants outstanding exercisable into shares of our common stock at prices ranging from $4.25 to $6.00 per share, which expire in one to one and a half years from the date of our initial offering. These sources of financing were offset by $781,499 in preferred dividends paid during the period. All holders of preferred stock converted their preferred stock in common stock following the effectiveness of our registration statement. Dividends have been paid up to the date of conversion.
Critical accounting estimates
               In the preparation of the interim consolidated financial statements, it was necessary for JMG to make certain estimates that were critical to determining our assets, liabilities and net loss for the period. None of these estimates affect the determination of cash flow but do have a significant impact in the determination of net loss for the period. The most critical of these estimates is the reserves estimations and the resulting effect on various income statement and balance sheet measures.
               JMG engaged an independent engineering firm to evaluate 100% of our oil and natural gas reserves and prepare a report thereon. Their report was utilized in the calculations of depletion and depreciation expense. The estimation of the reserve volumes and future net revenues set out in the report is complex and subject to uncertainties and interpretations. Judgments are based upon engineering data, projected future rates of production, forecasts of commodity prices, and the timing of future expenditures. Inevitably the estimates of reserve volumes and future net revenues will vary over time as new data becomes available and estimates of future net revenues do not represent fair market value.
               The following significant accounting policies outline the major policies involving critical estimates.

Successful-efforts method of accounting
          Our business is subject to special accounting rules that are unique to the oil and gas industry. There are two allowable methods of accounting for oil and gas business activities: the successful-efforts method and the full-cost method. Under the successful-efforts method, costs such as geological and geophysical, exploratory dry holes and delay rentals are expensed as incurred whereas under the full-cost method these types of charges are capitalized.
          Under the successful-efforts method of accounting, all costs of property acquisitions and drilling of exploratory wells are initially capitalized. If a well is unsuccessful, the capitalized costs of drilling the well, net of any salvage value, are charged to expense. If a well finds oil and natural gas reserves that cannot be classified as proved within a year after discovery, the well is assumed to be impaired and the capitalized costs of drilling the well, net of any salvage value, are charged to expense. The capitalized costs of unproven properties are periodically assessed to determine whether their value has been impaired below the capitalized cost, and if such impairment is indicated, a loss is recognized. We consider such factors as exploratory results, future drilling plans and lease expiration terms when assessing unproved properties for impairment. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable from estimated future net revenues. The impairment provision is measured as the excess of carrying value over the fair value. Fair value is defined as the present value of the estimated future net revenue from total proved and risked-adjusted probable reserves over the economic life of the reserves, based on year end oil and gas prices, consistent with price and cost assumptions used for acquisition evaluations.
          Geological and geophysical costs and costs of retaining undeveloped properties are expensed as incurred. Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon disposal, the asset and related accumulated depreciation and depletion are removed from the accounts, and any resulting gain or loss is reflected in income or loss.
          Costs of development dry holes and proved leaseholds are depleted on the unit-of-production method using proved developed reserves on a field basis. The depreciation of capitalized production equipment, drilling costs and asset retirement obligations is based on the unit-of-production method using proved developed reserves on a field basis.
          To economically evaluate our future proved oil and natural gas reserves, if any, independent engineers must make a number of assumptions, estimates and judgments that they believe to be reasonable based upon their expertise and professional guidelines. Were the independent engineers to use differing assumptions, estimates and judgments, then our financial condition and results of operations could be affected. We would have lower revenues in the event revised assumptions, estimates and judgments resulted in lower reserve estimates, since the depletion and depreciation rate would then be higher. A write-down of excess carrying value also might be required. Similarly, we would have higher revenues and net profits in the event the revised assumptions, estimates and judgments resulted in higher reserve estimates, since the depletion and depreciation rate would then be lower.
Proved Oil and Gas Reserves
               Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. The estimated quantities of proved crude oil, natural gas liquids and natural gas are derived from geological and engineering data that demonstrate with reasonable certainty the amounts that can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered proved if they can be produced economically as demonstrated by either actual production or conclusive formation tests. The oil and gas reserve estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the Company’s plans.
Long-lived assets
               When assets are placed into service, we make estimates with respect to their useful lives that we believe are reasonable. However, factors such as competition, regulation or environmental matters could cause us to change our estimates, thus impacting the future calculation of depreciation and depletion. We evaluate long-lived assets for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset’s carrying value exceeds its fair value. Estimates of future discounted cash flows and fair value of assets require subjective assumptions with regard to future operating results and actual results could differ from those estimates.
Asset Retirement Obligations
               We have adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” from inception. The net estimated costs are discounted to present values using a credit-adjusted, risk-free rate over the estimated economic life of the properties. These costs are capitalized as part of the cost of the related asset and amortized. The associated liability is classified as a long-term liability and is adjusted when circumstances change and for the accretion of expense which is recorded as a component of depreciation and depletion.
Stock-based compensation
               We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and provide pro forma disclosures of net income (loss) as if a fair value based method had been applied in measuring compensation expense. Under the intrinsic value method, no stock-based compensation expense for stock options issued is reflected in the statement of operations as all grants under our stock option plan have an exercise price equal to the fair market value of the underlying common stock on the date of grant.
               The Corporation accounts for the stock option granted to consultants using SFAS No. 123. Under these provisions, the cost of options granted consultants are charged to net loss with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option-pricing model. EITF 96-18 requires that the Corporation must continue to measure, at each reporting date, the award’s fair value until performance is complete and/or the vesting date is reached.
               We determine the fair value of our common stock by evaluating a number of factors, including our financial condition and business prospects, our stage of development and achievement of key technical and business milestones, private and public market conditions, the terms of our private financings and the valuations of similar companies in our industry.
Contingencies
               In the future, we may be subject to adverse proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We will be required to assess the likelihood of any adverse judgments or outcomes of these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to developments in each matter or changes in approach such as a change in settlement strategy in dealing with these potential matters
Contractual obligations and commitments
          Our exploration prospects have several phases of possible development. Costs cannot be estimated at this time, as they are dependent upon the results of the exploration activities. In the event the results of the initial exploration are positive, our investment in subsequent exploration phases could be substantial. In the event the results of the initial exploration are not positive, there may be no further expenditures on the prospect.
Accounting for certain hybrid Financial Instruments
          In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The Corporation currently does not have any hybrid financial instruments.

Accounting for Uncertainty in Income Taxes
          In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.
Related Party Transactions
          On August 1, 2004 the Company entered into a technical services agreement with JED Oil Inc. (“JED”). Under the Agreement, JED provides all required personnel, office space and equipment, at standard industry rates for similar services. JED is considered an affiliate of ours because of its ownership interest in us and because two of our directors are directors of JED. This agreement was terminated on January 1, 2006; it was replaced by a joint services agreement, which operates to provide the above services on an as needed basis. There were no transactions under this agreement during the three and six month periods ended June 30, 2006.
          JED paid on behalf of the Company for the six month period ended June 30, 2006 total of $nil (2005 — $342,270) and $582,505 for the period from incorporation, for general and administrative services and capital related expenditures, and
          JED also paid, in consideration for the assignment of JED’s interests in certain oil and gas properties, JED charged the Company for drilling and other costs related to those properties for the period ended June 30, 2006, in the amount of $1,249,917 (2005 — $85,085) and $2,802,014 for the period from incorporation. This amount for the period ended June 30, 2006 is offset from joint venture receivables from unrelated third parties. Amounts payable, relating to the JED farm in, are due and payable on receipt of funds from the unrelated third party
          As at June 30, 2006, JED owes the Company $1,830,123 for the reimbursement of intangible drilling costs.
Qualitative and Quantitative Disclosures about Market and Credit Risk
          We are exposed to all of the normal market risks inherent within the oil and natural gas industry, including commodity price risk, foreign-currency rate risk, interest rate risk and credit risk. We plan to manage our operations in a manner intended to minimize our exposure to such market risks.
          Credit Risk. Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or joint venture partner. A substantial portion of our accounts receivable are expected to be with customers in the energy industry and are subject to normal industry credit risk. We intend to assess the financial strength of our customers and joint venture partners through regular credit reviews in order to minimize the risk of non-payment.
          Market Risk. We are exposed to market risk from changes in currency exchange rates. As JED and Enterra are based in Canada, we may be adversely affected by changes in the exchange rate between U.S. and Canadian dollars as most of our operating expenses, drilling expenses and general overhead expenses will be billed by JED and Enterra in Canadian dollars. The price we will receive for oil and natural gas production from operations in Canada, if any, will be based on a benchmark expressed in U.S. dollars, which is the standard for the oil and natural gas industry worldwide. Changes to the exchange rate between U.S. and Canadian dollars can adversely affect us. When the value of the U.S. dollar increases, we will receive higher revenue from any Canadian prospects and when the value of the U.S. dollar declines, we will receive lower revenue from any Canadian prospects on the same amount of production sold at the same prices.
          Interest Rate Risk. Interest rate risk will exist principally with respect to any future indebtedness that bears interest at floating rates. At June 30, 2006, we had no indebtedness that bears a floating interest rate and do not contemplate utilizing this type of indebtedness as a means of financing our exploration activities.

Outlook and Proposed Transactions
               The year ended December 31, 2005 was the start up period for JMG and should be viewed as such. The focus in 2005 was to assemble a significant land position with initial drilling to commence in the latter part of 2005 carrying into 2006. The majority of JMG’s drilling has taken place in early 2006 or the latter part of the fourth quarter of 2005. The Company has begun generating production volumes starting in the third quarter of 2005.
               JMG and JED announced in February 2006 that they are pursuing a possible merger in which JMG would merge with a wholly owned subsidiary of JED in the U.S., and JMG’s securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share.
Changes in critical accounting estimates
Stock-based compensation
          Effective January 1, 2006, the company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified-prospective-transition method. Under that transition method, compensation cost recognized effective January 1, 2006 includes: (a) compensation cost for share-based options granted to employees and directors prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated. Prior to January 1, 2006, the company accounted for the stock options granted to employees and directors under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation and for the stock options granted to consultants under the recognition and measurement provisions of FASB Statement No. 123. No stock-based employee and directors compensation cost was recognized in the Statement of Operations and Deficit for the year ended December 31, 2005 nor for the period from the date of incorporation on July 16, 2004 to December 31, 2004, as all options granted to employees and directors under that plan had an exercise price equal to the market value of the company’s common stock on the date of grant.
          We determine the fair value of our common stock by evaluating a number of factors, including our financial condition and business prospects, our stage of development and achievement of key technical and business milestones, private and public market conditions, the terms of our private financings and the valuations of similar companies in our industry.
Recent accounting pronouncements
     On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation.” Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
     Statement 123(R) must be adopted by small-business issuers at the beginning of the first interim or annual period beginning after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.
     Statement 123(R) permits public companies to adopt its requirements using one of two methods:
•	A modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date; or

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either for (a) all periods presented or (b) prior interim periods of the year of adoption.
We plan to adopt Statement 123 using the modified-prospective method.
     As permitted by Statement 123, we currently account for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in note 4(c) to our financial statements.

Business
Overview
     JMG Exploration, Inc. was incorporated under the laws of the State of Nevada on July 16, 2004. We explore for oil and natural gas in the United States and Canada. In August 2004, we completed two private placements totaling $8.8 million and we have commenced exploration activities. We have made direct property acquisitions and will be developing the oil and natural gas properties of others under arrangements in which we will finance the cost of exploration drilling in exchange for interests in the oil or natural gas revenue generated by the properties. Such arrangements are commonly referred to as farm-ins to us, or farm-outs by the lessees of the mineral interests to us.
     JMG has the following active projects:
               • A large farm-in agreement and direct purchase of acreage for several Williston Basin prospects in Divide and Burke Counties, northern North Dakota. To date JMG has participated in 4 Upper Devonian Bakken sandstone horizontal oil wells (results being reviewed) and 4 Mississippian Midale carbonate oil wells. For 2006 the Midale is targeted for up to 16 horizontal oil wells with other deeper potential zones being evaluated. These prospect areas are referred to as Candak (approx. 35,000 gross acres), Myrtle (approx. 5,000 gross acres), Bluffton (approx. 5,000 gross acres), and Crosby (approx. 60,000 gross acres).
               • A joint venture on the Pinedale anticline in the Jonah field (Green River Basin) of western Wyoming targeting gas in the Upper Cretaceous Lance sandstone. 2 vertical wells are planned for drilling before year-end 2006.
               • A joint area of interest in the Fellows Prospects in Weston County in eastern Wyoming on the eastern edge of the Powder River Basin. Targets are the Lower Cretaceous Dakota channel sands and the Permian/Pennsylvanian Minnelusa sands. Approximately 20,000 acres have been acquired with no wells drilled to date. Also included in the Fellows deal is over 5,000 acres in the Gordon Creek project in Carbon County, Utah with no wells drilled to date.
Company History
     JMG Exploration, Inc. was incorporated under the laws of the State of Nevada on July 16, 2004. We explore for oil and natural gas in the United States and Canada. In August 2004, we completed two private placements totaling $8.8 million, issuing 250,000 shares of common stock and 1,950,000 shares of convertible preferred stock, and have commenced exploration activities. We have made direct property acquisitions primarily in North Dakota and Wyoming and will be developing the oil and natural gas properties of others under arrangements in which we will finance the cost of exploration drilling in exchange for interests in the oil or natural gas revenue generated by the properties.
     Upon the closing of the initial public offering on August 3, 2005, the Company issued 2,185,000 shares of common stock at a price of $5.00 and 2,185,000 warrants at a price of $0.10 for gross proceeds of $11,143,500. The Company completed its initial public offering and commenced trading on the NYSE Arca under the symbols JMG (common stock) and JMG+ (stock warrants). Simultaneously with our initial public offering, the 1,950,000 preferred shares were converted to 1,950,000 shares of our common stock.
Strategy
     Our business strategy is based on drilling oil and natural gas exploratory projects and the initial start-up strategy includes synergistic business relationships with JED Oil Inc. (“JED”) and Enterra Energy Trust (“Enterra”).

Business Relationships with JED and Enterra
     Agreement of Business Principles: We entered into the 2nd Amended and Restated Agreement of Business Principles with JED and Enterra Energy Trust, effective August 1, 2004. Under the agreement, JED and Enterra shall offer farm-outs to us of exploratory drilling prospects, and we shall offer farm-outs to JED of developed drilling prospects from Enterra and us. The agreement contemplates that we will pursue exploratory drilling, JED will pursue development drilling, and Enterra will pursue developed and producing assets. Under the agreement, if we accept a farm-in, we will pay all of the exploration drilling costs and will earn 70%, or a mutually agreeable percentage, of the interest in the producing zones of the wells we drill. This agreement may provide us with exploration projects developed by JED and Enterra and not just those we identify independently. Under our farm-outs to JED, JED will pay all of the drilling costs and will earn 70%, or a mutually agreeable percentage, of our interest in the producing zones of the wells drilled under the farm-out. This arrangement provides us with the potential for a carried working interest in new wells for which we will have no costs.
     We have also agreed that Enterra has the right of first refusal to purchase our interests when we determine that we wish to sell. The agreement provides that the price for our interest is to be the same consideration as offered under a bona fide third party offer, or if there is no such offer, as determined by an independent engineering report prepared by a mutually agreeable independent engineering firm. We believe these arrangements will permit us to concentrate on our business plan of exploratory drilling, possibly provide a buyer for our interests as they are developed and possibly further development drilling in which we may be able to retain a reduced interest at no additional cost to us.
     We believe the terms of the 2nd Amended and Restated Agreement of Business Principles are equivalent to those we could obtain from unaffiliated third parties. The agreement requires independent engineering evaluations as a basis for the valuation of any purchase of a prospect. Nevertheless, under the business principles agreement we may receive proceeds from the sale of our exploration prospects that are less than we might have obtained from unaffiliated third parties.
          JED has signed a Letter of Intent with Enterra to terminate the Agreement of Business Principles, which is subject to necessary approvals.
     Services Agreements: We entered into a Technical Services Agreement with JED effective January 1, 2004 under which JED provided us with all personnel, office space and equipment on an as needed basis. The agreement provided that JED will bill us at its cost, including overhead allocation, for all management, operating, administrative and support services. These services include engineering, geological and geophysical analysis, joint venture land activities, drilling operations, well and facility operations, marketing, corporate and business management, planning and budgeting, finance and treasury functions, accounting functions (including general, production and revenue and joint venture accounting, financial reporting, regulatory filing and reporting, corporate and commodity tax, and internal and joint venture audit), payroll, purchasing, human resources, legal services, insurance and risk management, government and regulatory affairs, computer services and information management, administrative services and record keeping, office services and leasing. The Technical Services Agreement was terminated and replaced by a Joint Services Agreement at January 1, 2006 and JED continues to provide these services to us. The Joint Services Agreement may be terminated by either party with 30 days notice.
     Total expenses incurred under this agreement during 2005 was $442,667.
     Interpersonal Relationships with JED and Enterra: The senior officers and some of the directors of JED, Enterra and JMG have equity ownership in all three entities and hold the following executive positions and/or directorships:
               • Thomas J. Jacobsen is a director of JMG, and is Chief Executive Officer and a director of JED.
               • Reg J. Greenslade is Chairman of the JMG board, and is Chairman of the JED board
               Proposed Merger with JED: JMG and JED announced in January, 2006 that they are pursuing a possible merger in which JMG would merge with a wholly-owned subsidiary of JED in the U.S., and JMG’s securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share.

     JED: JED was formed as an Alberta, Canada corporation in September 2003. JED is a publicly traded American Stock Exchange listed company that develops and operates oil and natural gas properties primarily in western Canada.

     Enterra: Enterra Energy Trust is an open-ended income trust formed under the laws of Alberta, Canada in October 2003. Trust units of Enterra publicly trade on the New York Stock Exchange and Toronto Stock Exchange. It is administered by Enterra Energy Corp. and “Enterra” as used herein may refer to Enterra Energy Trust or Enterra Energy Corp.
     Our oil and natural gas exploration prospects will generally be required to meet the following criteria.
     Exploratory projects
     We intend to concentrate our efforts on oil and natural gas projects that carry a relatively high risk of failure but offer relatively high rewards in terms of a larger potential for significant oil or natural gas reserves. Our management believes that the potential rewards of a significant discovery of oil or natural gas reserves in the current robust commodity price environment adequately compensates for this risk.
     Consolidation of adjacent assets
     We seek exploration opportunities on lands that are in close proximity to producing fields. These close-in opportunities create the ability to reduce capital program costs by consolidating drilling and gathering facilities. Moreover, drilling costs are lower when wells are drilled as part of a multi-well program, due to reduced rig moving costs and other efficiencies.
     Use of seismic and other data in site selection
     We intend to generate and analyze seismic data, including three-dimensional seismic information, whenever its use is appropriate for the geology and is cost effective, to further minimize drilling risk. We also intend to use information from adjacent wells, including petrophysical data, production records and completion data to help reduce our risk and costs. The use of seismic data and other technologies, and the study of producing fields in the same area, provides information that is useful in evaluating a prospect’s potential. This information will not however enable us to know conclusively prior to drilling and testing whether oil or natural gas will be present or, if present, if it will be in sufficient quantities to recover drilling and completion costs or to be economically viable.
     Selection of prospects
     We intend to select prospects for exploration which we believe offer us the opportunity to reduce operating costs and maximize economies of scale, thereby improving operating profitability. Considerations include identifying areas of moderate drilling costs, multi-zone potential, year round accessibility and good oil and natural gas plant and pipeline infrastructure.
     We expect that many of our prospects will be properties identified by JED and Enterra, and determined to be exploratory in nature, and therefore not the type of drilling prospect that JED or Enterra is seeking. Any prospects that JED or Enterra believes have merit but that fit our exploratory criteria will be presented to our management for approval.
Sales and Marketing
     During 2005, we sold all of our oil and gas production through Murphy Oil, who also handled the production accounting and sent us are percentage interest in the revenues, net of royalties and production and sales costs. Murphy Oil is an independent third party who trucks the oil from our wellhead to their production facility.
Competition
     The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger or integrated competitors may be able to absorb the burden of existing, and any changes to, federal, state, local and tribal laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.
     Our business strategy discussed above identifies the areas we believe are key in effectively competing in this marketplace in conjunction with our strategic business principles agreement with JED and Enterra.
Geographic Segments
     The majority of our assets and revenue are in North Dakota. Wyoming and Utah only accounts for a very small percentage, less than 5%, of our assets and less than 10% of our revenue for the period ended December 31, 2005.
Employees
     As of February 28, 2006, we had a total of two employees being our senior officers: our President and Chief Executive Officer and our Chief Financial Officer. As discussed above in the description of our business strategy as it relates to a business relationship with JED, JED provides all of our staff, office space and equipment. Unions do not represent either our employees or any employees of JED.
Government regulation
     Our operations are subject to government controls and regulations in the United States and Canada:
United States regulation
     In the United States, legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous federal, state and local departments and agencies have issued extensive rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Such laws and regulations have a significant impact on oil and gas drilling, pipelines, gas processing plants and production activities, increase the cost of doing business and, consequently, affect profitability. As new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws and regulations. We consider the cost of environmental protection a necessary and manageable part of our business. We expect to be able to plan for and comply with new environmental initiatives without materially altering our operating strategies.
     Exploration and production. Our United States operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes:
               • requiring permits for the drilling of wells;
               • maintaining bonding requirements in order to drill or operate wells;
               • implementing spill prevention plans;
               • submitting notification and receiving permits relating to the presence, use and release of certain materials incidental to oil and gas operations; regulating the location of wells;
               • regulating the method of drilling and casing wells;
               • regulating the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities;
               • regulating surface usage and the restoration of properties upon which wells have been drilled;
               • regulating the plugging and abandoning of wells; and
               • regulating the transporting of production.
     Our operations are also subject to various land conservation regulations, including the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in a unit and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally limit the venting or flaring of gas, and impose certain requirements regarding the ratable purchase of production. The effect of these regulations is to limit the amounts of oil and gas we can produce from wells and limit the number of wells or the locations at which we can drill.
     Environmental and occupational regulations. We are subject to various federal, state and local laws and regulations concerning the discharge of incidental materials into the environment, the generation, storage, transportation and disposal of contaminants or otherwise relating to the protection of public health, natural resources, wildlife and the environment, affect exploration, development, processing, and production operations and the costs attendant thereto. These laws and regulations increase overall operating expenses. We maintain levels of insurance customary in the industry to limit financial exposure in the event of a substantial environmental claim resulting from sudden, unanticipated and accidental discharges of oil or other substances. However, 100% coverage is not maintained concerning any environmental claim, and no coverage is maintained with respect to any penalty or fine required to be paid because of violation of any federal, state or local law. We are committed to meeting our responsibilities to protect the environment wherever we operate.
     We are also subject to laws and regulations concerning occupational safety and health. Due to the continued changes in these laws and regulations we are unable to predict our future costs of complying with these laws and regulations. We consider the cost of safety and health compliance a necessary and manageable part of our business. We expect to be able to plan for and comply with any new initiatives without materially altering our operating strategy. We contract with JED for assistance with environmental and occupational regulations and utilize their Environmental, Health and Safety Department personnel for this purpose. This department is responsible for instituting and maintaining an environmental and safety compliance program for us. The program includes field inspections of properties and internal assessments of compliance procedures.
Canadian regulation
     The oil and gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect any future Canadian operations in a manner materially different than they would affect other oil and gas companies of similar size. The following are the most important areas of control and regulation.
     The North American Free Trade Agreement. The North American Free Trade Agreement, or NAFTA, which became effective on January 1, 1994, carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States or Mexico will be allowed, provided that any export restrictions do not:
               • reduce the proportion of energy exported relative to the supply of the energy resource;
               • impose an export price higher than the domestic price; or
               • disrupt normal channels of supply. All parties to NAFTA are also prohibited from imposing minimum export or import price requirements.
     Exploration and production. Canadian operations are subject to federal and provincial governmental regulation. Such regulation includes requiring licenses for the drilling of wells, regulating the location of wells and the method and ability to produce wells, surface usage and the restoration of land upon which wells have been drilled, the plugging and abandoning of wells and the transportation of production from wells. Canadian operations are also subject to various conservation regulations, including the regulation of the size of spacing units, the number of wells which may be drilled in a unit, the unitization or pooling of oil and gas properties, the rate of production allowable from oil and gas wells, and the ability to produce oil and gas. In Canada, the effect of such regulation is to limit the amounts of oil and gas that can be produced and to limit the number of wells or the locations at which wells can be drilled.
     Royalties and incentives. Each province and the federal government of Canada have legislation and regulations governing land tenure, royalties, production rates and taxes, environmental protection and other matters under their respective jurisdictions. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Provincial or Federal Crown lands are determined by negotiations between the parties. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production with the royalty rate dependent in part upon prescribed reference prices, well productivity, geographical location, field discovery date and the type and quality of the petroleum product produced. From time to time, the governments of Canada, Alberta, British Columbia and Saskatchewan have also established incentive programs such as royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. These incentives generally have the effect of increasing the cash flow to the producer.
     Pricing and marketing. The price of oil and natural gas sold is determined by negotiation between buyers and sellers. An order from the National Energy Board, or NEB, is required for oil exports from Canada. Any oil export to be made pursuant to an export contract of longer than one year, in the case of light crude, and two years, in the case of heavy crude, duration (up to a maximum of 25 years) requires an exporter to obtain an export license from the NEB. The issue of such a license requires the approval of the Government of Canada. Natural gas exported from Canada is also subject to similar regulation by the NEB. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts in excess of two years must continue to meet certain criteria prescribed by the NEB. The governments of Alberta and British Columbia also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.
     Land tenure. Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.
     Environmental regulation. The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties. We are committed to meeting our responsibilities to protect the environment wherever we operate.
     In Alberta, environmental compliance has been governed pursuant to the Alberta Environmental Protection and Enhancement Act, or AEPEA, since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.
     Kyoto protocol. In December 2002, the Government of Canada ratified the Kyoto Protocol. This protocol calls for Canada to reduce its greenhouse gas emissions to six percent below 1990 levels during the period between 2008 and 2012. The protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the protocol. At this time, it is uncertain if the protocol will in fact be ratified. If the protocol becomes legally binding, it is expected to affect the operation of all industries in Canada, including the oil and gas industry. As details of the implementation of emissions reduction initiatives related to this protocol have yet to be announced, the effect on any future operations in Canada cannot be determined at this time.
     Investment Canada Act. The Investment Canada Act requires Government of Canada approval, in certain cases, of the acquisition of control of a Canadian business by an entity that is not controlled by Canadians. In certain circumstances, the acquisition of natural resource properties may be considered to be a transaction requiring such approval.

Directors, Executive Officers, Promoters and Control Persons
          Our directors and executive officers are:

Name	Age	Positions
Joseph W. Skeehan	65	Director, Acting CEO and President
David C. Ho	37	Acting Chief Financial Officer
Reginald Greenslade	43	Chairman, Director
Reuben Sandler, Ph.D.	69	Director
Thomas J. Jacobsen	70	Director
Donald P. Wells	41	Director
               Thomas J. Jacobsen. Mr. Jacobsen has been a director since August 2004, and he served as Chairman from August 2005 until September 2005. He was the President and Chief Operating Officer of JED Oil Inc. from September 2003 to November 2004 when he resigned as President and Chief Operating Officer and assumed the position of Chief Executive Officer. He has been a Director of JED Oil Inc. since September 2003. Mr. Jacobsen joined Westlinks Resources Ltd., a predecessor of Enterra, as a director in February 1999, and was appointed Executive Vice President, Operations in October 1999. In October 2000, he resigned from this position and was appointed Vice Chairman of the Board of Directors. Mr. Jacobsen became Enterra’s Chief Operating Officer in February 2002 and served in that position until November 2003. Mr. Jacobsen has more than 40 years experience in the oil and gas industry in Alberta and Saskatchewan including serving as President, Chief Operating Officer and a director of Empire Petroleum Corporation from June 2001 to April 2002, President and Chief Executive Officer of Niaski Environmental Inc. from November 1996 to February, 1999, President and Chief Executive Officer of International Pedco Energy Corporation from September 1993 to February 1996, and President of International Colin Energy Corporation from October 1987 to June 1993. Mr. Jacobsen served as a director of Rimron Resources Inc., formerly Niaski Environmental Inc. from February 1, 1997 to April 1, 2003. Niaski’s proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) was accepted in April 2000 and Niaski was discharged in May 2001.
               Reuben Sandler, Ph.D. Dr. Sandler has been a director since August 2004. He is the Chairman and Chief Executive Officer of Intelligent Optical Systems, Inc., positions he has held since 1999. He was President and Chief Information Officer for MediVox, Inc., a medical software development company, from 1997 to 1999. He was a director of PASW, Inc. from 1999 to 2000 and a director of Alliance Medical Corporation from 1999 to 2002. From 1989 to 1996, he was an Executive Vice President for Makoff R&D Laboratories, Inc. Dr. Sandler received a Ph.D. from the University of Chicago and is the author of four books on mathematics. He currently serves on the Board of Directors of MediVox, Inc. and Alliance Medical Corporation and is an advisor to the Boards of Directors of Optec Ventures, LLC, Optical Security Sensing, LLC, and Optinetrics, Inc.
               Reginald (Reg) J. Greenslade. Mr. Greenslade has been serving as Chairman and Director of JMG Exploration, Inc since September 2005. He also acted as interim Chief Executive Officer in June 2006, following the death of Mr. Scobey Hartley prior to the appointment of Mr. Skeehan. Mr. Greenslade has also been serving as Chairman and Director of JED Oil since November 2003. He was President, CEO and Director of Enterra Trust from January 2005 until June1, 2005 when he resigned as President and CEO, he served as Chairman of the Enterra Board until his resignation on March 31, 2006. He was a director of PASW Inc., a software development company, from February 2001 to July 2001. From 1995 until the formation of Enterra, Mr. Greenslade was the President, CEO and Director of Big Horn Resources Ltd. Prior to his position with Big Horn, Mr. Greenslade was with CS Resources Limited in the areas of exploitation engineering and project management from 1993 to 1995. Prior to 1993, Mr. Greenslade was employed by Saskatchewan Oil and Gas Corporation in the capacities of project management, production, and reservoir engineering. He has extensive experience with secondary recovery schemes and is recognized for his work in the specialized field of horizontal well technology. All the above companies were publicly traded in either the U.S., Canada, or both, during the periods indicated.
               Joseph W. Skeehan. Mr. Skeehan became our President and Chief Executive Officer in July 2006 and has been a director since August 2004. He has been the owner of Skeehan & Company, a professional service corporation that engages in accounting, finance and consulting services to small to mid-sized companies and organizations primarily in Southern California since 1980. Skeehan & Company is registered with the SEC Practice Division of the AICPA. He has been a Certified Public Accountant since 1978 and received a Bachelor of Science degree from California Polytechnic State University, San Luis Obispo in 1976.
               Donald Wells. Mr. Wells has been a director since July 1, 2005. He is the Chief financial Officer of Wetzel’s Pretzels, LLC, a position held since 1997. Wetzel’s Pretzels LLC is a franchisor of fresh pretzel bakeries with approximately 200 stores in shopping malls across the United States. He also serves on the Boards of Directors for I Sold It, LLC and Biocomp, Inc. He has held the position of Chief financial Officer with four private manufacturing companies prior to his present position.
               David C. Ho. Mr. Ho became our Chief Financial Officer in July 2006. Mr. Ho also currently serves as the Chief Financial Officer of JED Oil Inc. Mr. Ho was previously the Controller of Aquest Energy Ltd, a Toronto Stock Exchange listed junior oil and gas company since December 2004. In March 2002 , Mr. Ho took on the role of Controller of Coastal Energy, a private junior Canadian oil and gas organization. Mr. Ho graduated with a Bachelors of Commerce degree majoring in Accounting from the University of Calgary in 1991, then articled with Coopers & Lybrand where he obtained his Chartered Accountant designation in 1994. While in public practice, Mr. Ho provided financial reporting and audit advisory services to public and private exploration and development enterprises in the oil & gas industry.
Board of Directors
               Our board of directors is comprised of five directors Our directors serve one year terms, or until an earlier resignation, death or removal, or their successors are elected. There are no family relationships among any of our directors or officers.
               Directors do not receive compensation for service on the board of directors. We reimburse our directors for their out-of-pocket costs, including travel and accommodations, relating to their attendance at any board of directors meeting. Directors are entitled to participate in our equity compensation plan. In 2005, we granted our chairman of the board 30,000 options, our chairman of the audit committee 40,000 options, our chief executive officer and president, Chief Financial Officer 30,000 options and other non-employee directors 30,000 options, each to purchase an equal number of shares of common stock at $5.00 per share. These grants replaced options granted in August 2004 at an exercise price of $4.00 per share that were cancelled.
Committees of the Board of Directors
The charters of each of the following committees are on the website for JED Oil Inc. at www.jedoil.com/JMG.asp. We will provide such charters in print, free of charge, to any investor who requests it by writing to: Suite 2200, 500 4th Avenue S.W. Calgary Alberta, Canada T2P 2V6.
Audit committee
Our audit committee consists of Mr. Wells, committee chairman and designated financial expert, Mr. Jacobsen and Dr. Sandler. All members of our audit committee meet the independence standards for directors as set forth in the NYSE Arca Equities Rules. The audit committee reviews in detail and recommends approval by the full board of directors of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the full board, reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.
Compensation committee
Our compensation committee consists of Mr. Greenslade, committee chairman, and Mr. Jacobsen, all of whom are independent directors. The compensation committee recommends approval to the full board of directors of the compensation of the Chief Executive Officer, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Corporate Governance Committee
Our corporate governance committee consists of Dr. Sandler, the committee chairman, Mr. Wells and Mr. Jacobsen. The corporate governance committee determines the scope and frequency of periodic reports to the board of directors concerning issues relating to overall financial reporting, disclosure and other communications with all stockholders. Further, the corporate governance committee recommends to the board of directors (i) criteria for the composition of the board including total size and the number or minimum number of unrelated directors, (ii) candidates to fill vacancies on the board which occur between annual meetings which result from either departures of directors or increases in the number of directors and (iii) a slate of directors for election at each annual meeting.
Code of Ethics
We have adopted a Code of Conduct effective January 1, 2005, which applies to all of our employees, consultants, officers and directors. It establishes standards of conduct for individuals and also individual standards of business conduct and ethics. In addition it sets out our policies in relation to our employees on such issues as discrimination, harassment, privacy, drugs, alcohol, tobacco and weapons. The Code of Conduct is attached as an exhibit to Form 10-K/A filed on April 10, 2006 and will be placed on the website for JED Oil Inc. at www.jedoil.com/JMG.asp. We will provide such Code of Conduct in print, free of charge, to any investor who requests it by writing to: Suite 2200, 500 4th Avenue S.W. Calgary Alberta, Canada T2P 2V6.
Executive compensation
     The following table provides a summary of annual compensation for our executive officers for the period from incorporation on January 1, 2005 to December 31, 2005 and pro forma compensation representing compensation on an annual basis. We do not have employment agreement with either of our executive officers.

				Long-term
	Annual compensation			compensation
				Securities
Name and	Annualized	Actual		underlying	All other
principal position	salary	salary	Bonus	options (1)	compensation

H. S. (Scobey) Hartley — Former Chief Executive Officer and President	$121,000	$121,000	$29,000	30,000	—

Joanne R. Finnerty — Former Chief Financial Officer (2)	$94,000	$43,000	$10,300	30,000	—

(1)	All option grants were made pursuant to the equity compensation plan. These options were issued in April 2005, 30,000 options each to purchase shares of our common stock at $5.00 per share.

(2)	Ms. Finnerty began employment of JMG in July 2005.

Stock options granted during the most recently completed financial year
     The following table discloses the grants of options to purchase or acquire shares of common stock to our executive officers during the period indicated.
Option grants during the period from incorporation on January 1, 2005 to December 31, 2005

	Individual grants
		Percentage of
		total
		options
		granted to
		employees in
		period from
		incorporation			Potential realizable value at
	Number of	on January 1,			assumed annual rate of
	shares of	2005 to			stock price appreciation
	common	December 31,	Exercise	Expiration	for option term (3)
	stock	2005	price per share	date	5%	10%
H. S. (Scobey) Hartley	30,000 (1)	6.5%	$5.00	April 2010	$57,000	$307,000
Joanne R. Finnerty (2)	30,000	6.5%	$5.00	July 2010	$57,000	$307,000

(1)	Granted under our equity compensation plan. The options are fully vested and exercisable. In April 2005 these grants were issued for 30,000 options to acquire shares of common stock at $5.00 per share, expiring in April 2010 .

(2)	In July 2005 we granted under our equity compensation plan, 30,000 options to acquire shares of common stock at $5.00 per share, expiring in July 2010. These options will vest as to one-third on each of the first, second and third anniversaries of the grant date.

(3)	Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the assumed price of $5.00 per share, and do not represent our estimate or projection of the future stock price.
Option exercises in last fiscal year and fiscal year-end option values
     The following table sets forth the number and value of securities underlying options held as of December 31, 2005.

			Number of shares		Value of unexercised
	Number		underlying unexercised options		in-the-money options
	of shares	Value	at December 31, 2005		at December 31, 2005
	acquired	realized	Exercisable	Unexercisable	Exercisable	Unexercisable
H.S. (Scobey) Hartley	—	—	30,000	—	$224,700	—
Joanne R. Finnerty	—	—	—	30,000	—	224,700
Equity compensation plan
     Our board of directors and stockholders approved our equity compensation plan in August 2004. We have authorized a total of 10% of the number of shares outstanding for issuance under this plan. For the purposes of this calculation, the number of shares outstanding includes securities. A total of 509,000 shares of common stock are authorized for grant of which 446,750 options have been granted under the plan to officers, directors, employees and consultants. All outstanding options are exercisable at a price per share of $5.00 and expire five years from the date of issuance. Options issued to directors are fully vested upon grant. All other grants vest over a period of three years.
     Under the equity compensation plan, employees, non-employee members of the board of directors and consultants may be awarded stock options to purchase shares of common stock. Options may be incentive stock options designed to satisfy the requirements of Section 422 of the U.S. Internal Revenue Code, or non-statutory stock options which do not meet those requirements. If options expire or are terminated, then the underlying shares will again become available for awards under the equity compensation plan.
     The equity compensation plan is administered by the compensation committee of the board of directors. This committee has complete discretion to:
•	determine who should receive an award;

•	determine the type, number, vesting requirements and other features and conditions of an award;

•	interpret the equity compensation plan; and

•	make all other decisions relating to the operation of the equity compensation plan.
     The exercise price for non-statutory and incentive stock options granted under the equity compensation plan may not be less than 100% of the fair market value of the common stock on the option grant date. The compensation committee may also accept the cancellation of outstanding options in return for a grant of new options for the same or a different number of shares at the same or a different exercise price.
     If there is a change in our control, an unvested award will immediately become fully exercisable as to all shares subject to an award. A change in control includes:
•	a merger or consolidation after which our then current stockholders own less than 50% of the surviving corporation;

•	a sale of all or substantially all of our assets; or

•	an acquisition of 50% or more of our outstanding stock by a person other than a corporation owned by our stockholders in substantially the same proportions as their stock ownership in us.
     In the event of a merger or other reorganization, outstanding stock options will be subject to the agreement of merger or reorganization, which may provide for:
•	the assumption of outstanding awards by the surviving corporation or its parent;

•	their continuation by us if we are the surviving corporation;

•	accelerated vesting; or

•	settlement in cash followed by cancellation of outstanding awards.
     The board of directors may amend or terminate the equity compensation plan at any time. Amendments are subject to stockholder approval to the extent required by applicable laws and regulations. The equity compensation plan will continue in effect unless otherwise terminated by the board of directors.

Equity compensation plan information as of March 31, 2006
Number of securities
	Number of securities to	Weighted-average	remaining available
	be issued upon exercise	exercise price of	for future issuance
	of outstanding options	outstanding options	under equity
Plan category	and warrants	and warrants	compensation plans (1)
Equity compensation plan	479,250	$5.28	20,508

Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2006, by:
•	each of our executive officers and directors;

•	all executive officers and directors as a group; and

•	each person who is known by us to beneficially own more than 5% of our outstanding common stock.
     As of March 31, 2006, there were 5,086,832 shares of common stock issued and outstanding. Shares of common stock not outstanding but deemed beneficially owned because an individual has the right to acquire the shares of common stock within 60 days, are treated as outstanding when determining the amount and percentage of common stock owned by that individual and by all directors and executive officers as a group. The address of each executive officer and director is Suite 2200, 500 – 4th Avenue S.W. Calgary, Alberta, Canada, T2P 2V6. The address of other beneficial owners is set forth below.

	Number of Shares		Percentage
Name of beneficial owner	beneficially owned		of shares outstanding

Executive officers and directors:
H. S. (Scobey) Hartley	48,833	(1)	0.95%
Joanne R. Finnerty	34,621	(2)	0.67%
Thomas J. Jacobsen	172,391	(3)	3.32%
Reuben Sandler, Ph.D.	99,625	(4)	1.90%
Reginald Greenslade	138,876	(5)	2.69%
Donald P. Wells	30,000	(6)	0.59%
Joseph W. Skeehan	48,908	(7)	0.95%

	Number of Shares		Percentage
Name of beneficial owner	beneficially owned		of shares outstanding

All executive officers and directors as a group (7 persons)	573,254		10.45%

Stockholders owning 5% or more:
Fred P. Heller, Trustee Heller 2002 Trust 2310 Pleasure Drive, Reno, Nevada 89509	1,069,358	(8)	19.4%
Jay Kuhne Family Trust 315 West Hyman, Aspen, Colorado 81611	506,250	(9)	9.4%
John P. McGrain 233 South Orange Grove, Pasadena, California 91105	476,562	(10)	8.92%

(1)	Beneficial ownership includes of 30,000 shares of common stock underlying stock options, 10,000 common stock warrants exercisable at $5.00 and 8,833 shares of common stock.

(2)	Beneficial ownership includes of 30,000 shares of common stock underlying stock options, 2,000 common stock warrants exercisable at $5.00 and 2,621 shares of common stock.

(3)	Includes 30,000 shares of common stock underlying stock options, 69,633 shares of common stock, 57,133 shares of common stock underlying warrants issuable upon exercise of warrants at $5.00 per share, 3,125 shares of common stock issuable upon exercise of warrants at $6.00 per share and 12,500 shares of common stock issuable upon exercise of warrants at $4.25 per share.

(4)	Includes 30,000 shares of common stock underlying stock options, 28,375 shares of common stock 10,000 shares of common stock underlying warrants issuable upon exercise of warrants at $5.00 per share, 6,250 shares of common stock issuable upon exercise of warrants at $6.00 per share and 25,000 shares of common stock issuable upon exercise of warrants at $4.25 per share.

(5)	Includes 30,000 shares of common stock underlying stock options, 61,938 shares of common stock 46,938 shares of common stock underlying warrants issuable upon exercise of warrants at $5.00 per share.

(6)	Beneficial ownership consists of 30,000 shares of common stock underlying stock options.

(7)	Includes 40,000 shares of common stock underlying stock options, 4,454 shares of common stock, 4,454 shares of common stock underlying warrants issuable upon exercise of warrants at $5.00 per share.

(8)	Information based on Schedule 13D filed with the SEC on February 28, 2006. Includes 189,920 shares of common stock underlying warrants issuable upon exercise at $5.00 per share and 225,000 shares of common stock issuable upon exercise of warrants at $4.25.

(9)	Information based on Schedule 13D filed with the SEC on August 8, 2005. Includes 225,000 shares of common stock underlying warrants issuable upon exercise at $4.25 per share and 56,250 shares of common stock issuable upon exercise of warrants at $6.00. Jay Kuhne is the trustee for the Jay Kuhne Family Trust.

(10)	Includes 206,250 shares of common stock underlying warrants issuable upon exercise at $4.25 per share and 51,562 shares of common stock issuable upon exercise of warrants at $6.00.
Certain Relationships and Related Transactions
     This section describes the transactions we have engaged in with persons who were our directors or officers at the time of the transaction, and persons or entities known by us to be the beneficial owners of 5% or more of our common stock since our incorporation on July 16, 2004.
     Business Relationships with JED and Enterra
     Agreement of Business Principles: We entered into the 2nd Amended and Restated Agreement of Business Principles with JED and Enterra Energy Trust, effective August 1, 2004. Under the agreement, JED and Enterra shall offer farm-outs to us of exploratory drilling prospects, and we shall offer farm-outs to JED of developed drilling prospects from Enterra and us. The agreement contemplates that we will pursue exploratory drilling, JED will pursue development drilling, and Enterra will pursue developed and producing assets. Under the agreement, if we accept a farm-in, we will pay all of the exploration drilling costs and will earn 70%, or a mutually agreeable percentage, of the interest in the producing zones of the wells we drill. This agreement may provide us with exploration projects developed by JED and Enterra and not just those we identify independently. Under our farm-outs to JED, JED will pay all of the drilling costs and will earn 70%, or a mutually agreeable percentage, of our interest in the producing zones of the wells drilled under the farm-out. This arrangement provides us with the potential for a carried working interest in new wells for which we will have no costs.
     We have also agreed that Enterra has the right of first refusal to purchase our interests when we determine that we wish to sell. The agreement provides that the price for our interest is to be the same consideration as offered under a bona fide third party offer, or if there is no such offer, as determined by an independent engineering report prepared by a mutually agreeable independent engineering firm. We believe these arrangements will permit us to concentrate on our business plan of exploratory drilling, possibly provide a buyer for our interests as they are developed and possibly further development drilling in which we may be able to retain a reduced interest at no additional cost to us.
     We believe the terms of the 2nd Amended and Restated Agreement of Business Principles are equivalent to those we could obtain from unaffiliated third parties. The agreement requires independent engineering evaluations as a basis for the valuation of any purchase of a prospect. Nevertheless, under the business principles agreement we may receive proceeds from the sale of our exploration prospects that are less than we might have obtained from unaffiliated third parties.
          JED has signed a Letter of Intent with Enterra to terminate the Agreement of Business Principles, which is subject to necessary approvals.
     Services Agreements: We entered into a Technical Services Agreement with JED effective January 1, 2004 under which JED provided us with all personnel, office space and equipment on an as needed basis. The agreement provided that JED will bill us at its cost, including overhead allocation, for all management, operating, administrative and support services. These services include engineering, geological and geophysical analysis, joint venture land activities, drilling operations, well and facility operations, marketing, corporate and business management, planning and budgeting, finance and treasury functions, accounting functions (including general, production and revenue and joint venture accounting, financial reporting, regulatory filing and reporting, corporate and commodity tax, and internal and joint venture audit), payroll, purchasing, human resources, legal services, insurance and risk management, government and regulatory affairs, computer services and information management, administrative services and record keeping, office services and leasing. The Technical Services Agreement was terminated and replaced by a Joint Services Agreement at January 1, 2006 and JED continues to provide these services to us. The Joint Services Agreement may be terminated by either party with 30 days notice.
     Total expenses incurred under this agreement during 2005 was $442,667.
     Interpersonal Relationships with JED and Enterra: The senior officers and some of the directors of JED, Enterra and JMG have equity ownership in all three entities and hold the following executive positions and/or directorships:
•	Thomas J. Jacobsen is a director of JMG, and is Chief Executive Officer and a director of JED.

•	Reg J. Greenslade is Chairman of the JMG board, and is Chairman of the JED board.
     Proposed Merger with JED: JMG and JED announced in January, 2006 that they are pursuing a possible merger in which JMG would merge with a wholly-owned subsidiary of JED in the U.S., and JMG’s securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share.
     JED: JED was formed as an Alberta, Canada corporation in September 2003. JED is a publicly traded American Stock Exchange listed company that develops and operates oil and natural gas properties primarily in western Canada.
     Enterra: Enterra Energy Trust is an open-ended income trust formed under the laws of Alberta, Canada in October 2003. Trust units of Enterra publicly trade on the New York Stock Exchange and Toronto Stock Exchange. It is administered by Enterra Energy Corp. and “Enterra” as used herein may refer to Enterra Energy Trust or Enterra Energy Corp.
Conflicts of Interest Policies
     All transactions between us and any of our officers, directors, or 5% stockholders must be on terms no less favorable than could be obtained from independent third parties. Our bylaws require that a majority of disinterested directors is required to approve any proposal in which any of our officers or directors have a principal or other interest.

          Other than as described in this section, there are no material relationships between us and any of our directors, executive officers or known holders of more than 5% of our common stock.

Description of Securities
     The following is a description of our capital stock and certain provisions of our articles of incorporation, our bylaws as well as certain provisions of applicable law. Other than the ability to issue preferred stock without stockholder authorization or approval as discussed below, we have no article or bylaw provisions that would prevent or delay a change in control, or discourage potential bidders.
General
     We are authorized to issue 35,000,000 shares of capital stock, $0.001 par value per share, consisting of 25,000,000 shares of common stock and 10,000,000 shares of preferred stock. In August 2004, we designated and issued 1,950,000 shares of preferred stock in a private placement. As of December 31, 2005 there were 4,997,578 common shares issued and outstanding. Preferred shares were converted into common shares of the Company subsequent to Company’s initial public offering on August 3, 2005. No preferred shares are currently outstanding.
     The following is a summary of the rights associated with our common stock and preferred stock.
Common stock
     As of June 30, 2006, we had 5,099,099 shares of common stock outstanding. In addition, we had:
•	508,683 shares of common stock reserved and subject to issuance upon exercise of outstanding stock options; and

•	3,912,068 common stock reserved and subject to issuance upon exercise of outstanding warrants.
     Our articles do not provide for cumulative voting and the holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our common stock are entitled to receive ratably such common stock dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. A merger, conversion, exchange or consolidation of us with or into any other person or sale or transfer of all or any part of our assets (which does not in fact result in our liquidation and distribution of assets) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of our common stock have no preemptive or conversion rights.
     All outstanding shares of common stock and all shares of common stock when issued by us will be fully paid and nonassessable. Our board is authorized to issue additional shares of common stock within the limits authorized by our articles of incorporation without stockholder approval.
Preferred stock
     The board of directors has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock.
     The preferred stock carries such relative rights, preferences and designations as may be determined by our board in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by our board in its sole discretion without further approval or authorization by our stockholders, in one or more series, each of which could have any particular distinctive designations, relative rights and preferences as determined by our board. The relative rights and preferences that may be determined by our board in its discretion from time to time include but are not limited to the following:
•	the rate of dividend and whether the dividends are to be cumulative and the priority, if any, of dividend payments relative to other series in the class;

•	whether the shares of any such series may be redeemed, and if so, the redemption price and the terms and conditions of redemption;

•	the amount payable with respect to such series in the event of voluntary or involuntary liquidation and the priority, if any, of each series relative to other series in the class with respect to amounts payable upon liquidation and sinking fund provisions, if any, for the redemption or purchase of the shares of that series; and

•	the terms and conditions, if any, on which the shares of a series may be converted into or exchanged for shares of any class, whether common or preferred, or into shares of any series of the same class, and if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms.
     The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders. We may issue shares of preferred stock that have dividend, voting and other rights superior to those of our common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.
Common stock purchase warrants
     $6.00 warrants. As of June 30, 2006, there were 375,187 warrants outstanding to purchase an equal number of shares of common stock at $6.00 per share. The warrants expire January 15, 2007.
     $4.25 warrants. As of June 30, 2006, there were 1,739,500 warrants outstanding to purchase common stock at $4.25 per share which had been issued upon the conversion of our preferred stock. The warrants expire on January 15, 2007.
     $5.00 warrants. As of June 30, 2006, there were 1,797,068 warrants outstanding to purchase an equal number of shares of common stock at $5.00 per share. The warrants expire on January 15, 2007.
     Underwriter’s warrants. We have issued to our underwriter at the closing of this offering, for nominal consideration, warrants to purchase 190,000 shares of common stock. These warrants will be exercisable for a four year period commencing on the first anniversary of the closing date of this offering at an exercise price of $7.00 per share. These warrants will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the closing of this offering, except to officers of our underwriter and broker-dealers participating in this offering and their officers and partners, and except transfers by operation of law or by reason of our reorganization.
Nevada control share laws
     We may become subject to Nevada’s laws that govern the “acquisition” of a “controlling interest” of “issuing corporations.” These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles or bylaws in effect on the 10th day after the acquisition of a controlling interest provide otherwise. These laws provide generally that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined, only as conferred by the stockholders of the corporation at a special or annual meeting. In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares.
     A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.”

Indemnification of directors and officers
     Our articles of incorporation and bylaws provide that we will indemnify our directors and officers to the maximum extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. We have agreed to indemnify our executive officers and directors for all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer, if (a) they acted honestly and in good faith with a view to our best interests, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.
     These indemnification provisions may be sufficiently broad to permit indemnification of our directors, officers and controlling persons for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our articles of incorporation, bylaws, Nevada law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer agent and registrar
     The transfer agent and registrar for our common stock and warrants is Corporate Stock Transfer, Inc., Denver, Colorado.
Shares eligible for future sale
     We are registering 3,906,130 shares of common stock underlying warrants to purchase common stock. As of August 31, 2006, 3,906,130 warrants remain outstanding unexercised. Accordingly, up to 3,906,130 shares of our common stock issuable upon exercise of warrants by the holders thereof will be free trading and may be sold at any time.
Sales of restricted shares
     None
Rule 144
     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
•	1.0% of the number of shares of common stock then outstanding, which will equal approximately 41,000 shares immediately after this offering assuming no exercise of our underwriter’s overallotment option, warrants or stock options; or

•	the average weekly trading volume of our common stock during the four calendar weeks before a notice of the sale on Form 144 is filed.
     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.
Stock options
     At June 30, 2006 there were 327,000 stock options outstanding under the plan to purchase an equal number of shares of common stock at a weighted average exercise price of $5.00 per share. A total of 264,005 of these options are fully vested and the balance vest over a period of three years.

Selling Security Holders
This prospectus relates to:
• the resale by stockholders of up to 1,950,000 shares of common stock issuable upon exercise of warrants at $4.25 per share; and
• the resale by stockholders of up to 487,500 shares of common stock issuable upon exercise of warrants at $6.00 per share.
These securities were issued in August 2004 upon the sale of 1,950,000 units in a private placement consisting of one share of preferred stock and one quarter (1/4) common stock purchase warrant, for $4.00 per unit, for aggregate gross proceeds of $7,800,000. The preferred stock converted into an equal number of units consisting of one common share and one common stock purchase warrant at $4.25 per share. For every four units purchased, the purchaser received one common stock purchase warrant to purchase one share of common stock for $6.00 per share. The warrants expire January 2007.
Except as otherwise noted, the following tables set forth information regarding the shares of common stock owned beneficially as of May 31, 2005, by each selling security holder and assumes the exercise of all warrants. The selling security holders are not required, and may choose not to sell any of their shares of common stock or exercise any of their warrants.
None of the selling security holders is an officer, director or other affiliate except as indicated below.

Common stock issuable upon exercise of $4.25 common stock warrants
	Shares owned		Shares owned	Percentage
	prior to	Shares being	after	owned after
Name of selling security holder	offering	offered	offering (1)	offering (1)
Fortune Seekers, Inc.	21,000	21,000	—	—
James T. Galvin	25,000	25,000	—	—
Randall M. Gates	12,500	12,500	—	—
Barry J. Goldstein	12,500	12,500	—	—
Aaron A. Grunfeld	40,000	40,000	—	—
Heller 2002 Trust, Fred P. Heller Trustee (2)	225,000	225,000	—	—
JMW Fund, LLC, John McGrain Fund Manager (2)	108,750	108,750	—	—
David L. Jordon	100,000	100,000	—	—
Kirby Enterprise Fund, LLC, Jeff Ploen Fund Manager	40,000	40,000	—	—
2004 Kuhne Family Trust, Jay Kuhne Trustee (2)	225,000	225,000	—	—
Ronald E. Lewis, Trustee for R. E. Lewis Living Trust	25,000	25,000	—	—
Lima Capital, Inc.	12,500	12,500	—	—
RBC Dominion Securities ITF William Gordica(3)	250,000	250,000	—	—
John P. McGrain (2)(4)	206,250	206,250	—	—
Georgette Pagano	25,000	25,000	—	—
Georgette Pagano ACF Laura Pagano U/CA/UTMA	6,000	6,000	—	—
Georgette Pagano ACF Jean M. Pagano U/CA/UTMA	6,000	6,000	—	—
Patrick Williams Advisors, LTD (2)	16,500	16,500	—	—
John Paulson Jr.	25,000	25,000	—	—
RCB Securities Inc. Profit Sharing — R. C. Bedford	12,500	12,500	—	—
Robert Richman & Norma Richman, Joint Ten	6,000	6,000	—	—
Michael A. Schneider	25,000	25,000	—	—
Linda G. Sexton (4)	12,500	12,500	—	—
Ronald Shear	25,000	25,000	—	—
Kearney Holdings, LLC (4)	82,500	82,500	—	—
Penson Financial Services of Canada Inc. A/C 2XRO41F (5)	12,500	12,500	—	—
Westhampton Special Situation Fund, LLC, Charles Kirby (6)	140,000	140,000	—	—
Jack Wright	6,000	6,000	—	—
Samuel D. Wyman	25,000	25,000	—	—
Gerald Zeitz	12,500	12,500	—	—
Wells Grey Resort & Resources Ltd.,Thomas Jacobsen, President (2)	12,500	12,500	—	—
J. Paul Consulting Corp. , Jeff Ploen	10,000	10,000	—	—
Ralph L. Braden	12,500	12,500	—	—
Fiserv Securities Inc. A/C/F Charles Kirby, IRA	12,000	12,000	—	—
Charles F. Kirby	40,000	40,000	—	—
Fiserv Securities Inc. A/C/F Jeff Plon, IRA	10,000	10,000	—	—
Len Turano	9,000	9,000	—	—
Carrie Greenslade	37,500	37,500	—	—
Ludwig Gierstorfer (2)	10,000	10,000	—	—
Bill and Charlene Dunbar Joint Tenants	19,000	19,000	—	—
James Dinning	5,000	5,000	—	—
Walter Paszkowski	6,000	6,000	—	—
Smith Barney ITF Joel Fields and Debra Fields and Rachel Fields JTWROS(4)	4,375	4,375	—	—
Smith Barney ITF Rachel Fields and Joel Fields and Debra Fields JTWROS(4)	4,500	4,500	—	—
Smith Barney ITF Debra Fields and Rachel Fields and Joel Fields JTWROS(4)	3,000	3,000	—	—
Smith Barney ITF Haman Prishkolnik (4)	625	625	—	—
Smith Barney ITF Reuben and Susan Sandler Trustees FBO Reuben and Susan Sandler Revocable Trust(4)	12,500	12,500	—	—

Total common stock underlying $4.25 warrants	1,950,000	1,950,000	—	—

Common stock issuable upon exercise of $6.00 common stock warrants
	Shares owned		Shares owned	Percentage
	prior to	Shares being	after	owned after
Name of selling security holder	offering	offered	offering (1)	offering (1)
R. Kendall Allen	6,250	6,250	—	—
Fortune Seekers, Inc.	5,250	5,250	—	—
James T. Galvin	6,250	6,250	—	—
Randall M. Gates	3,125	3,125	—	—
Barry J. Goldstein	3,125	3,125	—	—
Aaron A. Grunfeld	10,000	10,000	—	—
Heller 2002 Trust, Fred P. Heller Trustee (2)	56,250	56,250	—	—
JMW Fund, LLC, John McGrain Fund Manager (2)	27,187	27,187	—	—
David L. Jordon	25,000	25,000	—	—
Kirby Enterprise Fund, LLC, Jeff Ploen Fund Manager	10,000	10,000	—	—
2004 Kuhne Family Trust, Jay Kuhne Trustee (2)	56,250	56,250	—	—
Ronald E. Lewis, Trustee for R. E. Lewis Living Trust	6,250	6,250	—	—
Lima Capital, Inc.	3,125	3,125	—	—
RBC Dominion Securities Inc. ITF William Gordica (3)	62,500	62,500	—	—
John P. McGrain (2)(4)	51,562	51,562	—	—
Nancy H. McGrain	6,250	6,250	—	—
Georgette Pagano	6,250	6,250	—	—
Georgette Pagano ACF Laura Pagano U/CA/UTMA	1,500	1,500	—	—
Georgette Pagano ACF Jean M. Pagano U/CA/UTMA	1,500	1,500	—	—
Patrick Williams Advisors, LTD (2)	4,125	4,125	—	—
John Paulson Jr.	6,250	6,250	—	—
RCB Securities Inc. Profit Sharing for R. C. Bedford	3,125	3,125	—	—
Robert Richman & Norma Richman, Joint Ten	1,500	1,500	—	—
Michael A. Schneider	6,250	6,250	—	—
Linda G. Sexton	3,125	3,125	—	—
Ronald Shear	6,250	6,250	—	—
South Lake Financial, Joe Gorman President	15,625	15,625	—	—
LMT Financial Inc., Arnold Tenney	3,125	3,125	—	—
Westhampton Special Situation Fund, LLC, Charles Kirby	27,500	27,500	—	—
Jack Wright	1,500	1,500	—	—
Samuel D. Wyman	6,250	6,250	—	—
Gerald Zeitz	3,125	3,125	—	—
Wells Grey Resort & Resources Ltd.,Thomas Jacobsen, President(2)	3,125	3,125	—	—
J. Paul Consulting Corp. , Jeff Ploen	2,500	2,500	—	—
Ralph L. Braden	3,125	3,125	—	—
Fiserv Securities Inc. A/C/F Charles Kirby, std IRA	3,000	3,000	—	—
Charles F. Kirby	10,000	10,000	—	—
Fiserv Securities Inc. A/C/F Jeff Ploen, IRA	2,500	2,500	—	—
Len Turano	2,250	2,250	—	—
Carrie Greenslade	9,375	9,375	—	—
Ludwig Gierstorfer (2)	2,500	2,500	—	—
Bill and Charlene Dunbar Joint Tenants	4,750	4,750	—	—
James Dinning	1,250	1,250	—	—
Walter Paszkowski	1,500	1,500	—	—
Smith Barney ITF Joel Fields and Debra Fields and Rachel Fields JTWROS(4)	1,094	1,094	—	—
Smith Barney ITF Rachel Fields and Joel Fields and Debra Fields JTWROS(4)	1,125	1,125	—	—
Smith Barney ITF Debra Fields and Rachel Fields and Joel Fields JTWROS(4)	750	750	—	—
Smith Barney ITF Haman Prishkolnik(4)	156	156	—	—
Smith Barney ITF Reuben and Susan Sandler Trustees FBO Reuben and Susan Sandler Revocable Trust(4)	3,125	3,125	—	—

Total common shares underlying $6.00 warrants	487,500	487,500	—	—

(1)	Calculated on the basis of 5,099,099 shares outstanding which does not include the exercise of outstanding warrants.
(2)	Individual is an officer, director or 5% or greater stockholder of our company.
(3)	As of February 14, 2006.
(4)	As of October 26, 2005.
(5)	As of October 28, 2005.
(6)	As of May 23, 2006.

In addition, the selling security holder may also sell their common stock and warrants that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 under the requirements of such rule rather than pursuant to this prospectus.
The selling security holder may sell our common stock and warrants directly to purchasers or may use brokers, dealers, underwriters or agents to sell our common stock and warrants upon terms and conditions that will be described in the applicable prospectus supplement. In effecting sales, brokers and dealers engaged by the selling security holder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from a selling security holder or, if any such broker-dealer acts as agent for the purchaser of such common stock and warrants, from such purchaser in amounts to be negotiated. Such compensation may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree to sell a specified number of such common stock and warrants at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling security holder, to purchase as principal any unsold common stock and warrants at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire common stock and warrants as principal may thereafter resell such common stock and warrants from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such common stock and warrants commissions as described above.
The selling security holder and any broker-dealers or agents that participate with them in sales of the common stock and warrants are deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. Accordingly, any commissions received by such broker dealers or agents and any profit on the resale of the common stock and warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.
From time to time the selling security holder may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the common stock and warrants in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its common stock and warrants pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the common stock and warrants or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged common stock and warrants from time to time.

Legal Matters
     The validity of the securities offered hereby have been passed on for us by the Law Office of Gary A. Agron, Englewood, Colorado.
Experts
     Ernst & Young LLP, Independent Registered Public Accounting Firm have audited our financial statements for the period from inception on July 16, 2004 to December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
     Certain information relating to our reserves incorporated by reference into this prospectus has been calculated by us and audited and opined on, as at December 31, 2005, by DeGolyer and MacNaughton Canada Limited, independent petroleum engineering consultants retained by us, and has been so included in reliance on the opinion and report of DeGolyer and MacNaughton Canada Limited, given upon the authority of said firm as experts in reserve engineering.
Where You Can Find More Information
     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 (File Number 333-120082) under the Securities Act of 1933. This prospectus does not contain all of the information found in the registration statement, portions of which are omitted as permitted under the rules and regulations of the Securities and Exchange Commission. For further information regarding us and the securities offered by this prospectus, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of those documents. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
     The SEC maintains a web site on the Internet at www.sec.gov. Our registration statement and other information that we file with the SEC is available at the SEC’s website.
     We intend to furnish our stockholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.
     If you are a stockholder, you may request a copy of these filings at no cost by contacting us at:
JMG Exploration, Inc.
Suite 2200, 500 — 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
(403) 537-3250
(403) 294-1197 (fax)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
JMG Exploration Inc.
Financial Statements

Page
Consolidated Financial Statements for the year ended December 31, 2005
Reports of Ernst & Young, LLP, , Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-2
Consolidated Statements of Operations for the year ended December 31, 2005, the period from the date of incorporation on July 16, 2004 to December 31, 2004 and to December 31, 2005	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2005, the period from the date of incorporation on July 16, 2004 to December 31, 2004 and to December 31, 2005	F-6
Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2005, the period from the date of incorporation on July 16, 2004 to December 31, 2004 and to December 31, 2005	F-7
Consolidated Statements of Comprehensive Loss for the year ended December 31, 2005, the period from the date of incorporation on July 16, 2004 to December 31, 2004 and to December 31, 2005	F-8
Notes to Consolidated Financial Statements	F-9

Interim Consolidated Financial Statements for the quarter ended March 31, 2006
Consolidate Balance Sheets, as of June 30, 2006 (unaudited)	F-21
Consolidated Statements of Operations and Deficit (unaudited) for the three and six month periods ended June 30, 2006 and 2005, and the period from the date of incorporation July 16, 2004 to June 30, 2006
F-22
Consolidated Statements of Cash Flows (unaudited) for the three and six month periods ended June 30, 2006 and 2005, and the period from the date of incorporation July 16, 2004 to June 30, 2006.	F-23
Statement of Changes in Consolidated Stockholders’ Equity for the three and six month periods ended June 30, 2006 and 2005, and the period from the date of incorporation July 16, 2004 to June 30, 2006	F-24
Consolidated Statements of Comprehensive Loss (unaudited) for the three and six month periods ended June 30, 2006 and 2005, and the period from the date of incorporation July 16, 2004 to June 30, 2006	F-25
Notes to Consolidated Financial Statements (unaudited)	F-26

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of JMG Exploration, Inc.
     We have audited the accompanying consolidated balance sheets of JMG Exploration, Inc., a development stage enterprise (the “Company”), as of December 31, 2005 and 2004 and the related consolidated statements of operations and deficit, comprehensive loss, stockholders’ equity and cash flows for the twelve month period ended December 31, 2005, for the period from the date of incorporation on July 16, 2004 to December 31, 2005 and for the period from the date of incorporation on July 16, 2004 to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JMG Exploration, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the year ended December 31, 2005, for the period from incorporation on July 16, 2004 to December 31, 2005 and for the period from incorporation on July 16, 2004 to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Calgary, Canada
March 23, 2006	/s/ “Ernst & Young LLP”

Consolidated Financial Statements
JMG Exploration, Inc. (a development stage enterprise)
December 31, 2005

JMG Exploration, Inc.
A Development Stage Enterprise
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)

As at December 31	2005	2004
	$	$

ASSETS
Current
Cash and cash equivalents	1,150,965	5,040,800
Accounts receivable	1,284,474	—
Loan receivable [note 3]	—	1,179,205
Prepaid expenses and deposits	34,701	104,887

	2,470,140	6,324,892

Other assets [note 5]	230,000	50,000
Property and equipment [notes 4 and 8]	15,073,039	2,054,157

	17,773,179	8,429,049

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	845,507	58,616
Accrued liabilities	1,660,648	20,000
Dividends payable	—	196,603
Due to JED Oil Inc. [note 8]	286,956	376,855
Due to related party	—	4,164

	2,793,111	656,238

Asset retirement obligations [note 9]	78,642	—

	2,871,753	656,238

Stockholders’ equity
Share capital [note 6]
Common stock — $.001 par value; 25,000,000 shares authorized; 4,997,578 shares issued and outstanding at December 31, 2005	4,997	250
Preferred stock — $.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2005 and 1,950,000 outstanding December 31, 2004	—	1,950
Additional paid-in capital	20,044,296	8,790,025
Share purchase warrants	2,151,470	4,875
Deficit accumulated during the development stage	(7,296,640)	(1,024,289)
Accumulated other comprehensive earnings	(2,697)	—

	14,901,426	7,772,811

	17,773,179	8,429,049

The accompanying notes are an integral part of these audited consolidated financial statements.

JMG Exploration, Inc.
A Development Stage Enterprise
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In United States Dollars)

		Period from the date	Period from the date
	Twelve month	of incorporation on	of incorporation on
	period ended	July 16, 2004 to	July 16, 2004 to
For the	December 31,	December 31,	December 31,
	2005	2004	2005
	$	$	$

Revenue
Petroleum revenue	627,460		627,460

Interest	120,461	64,630	185,091

	747,921	64,630	812,551

Expenses
Production	189,598	—	189,598
General and administrative [note 8]	1,768,712	286,060	2,054,772
Stock-based compensation [note 6]	78,589	—	78,589
Geophysical and Geological	256,484	—	256,484
Depletion, depreciation [note 4]	4,265,162	479,702	4,744,864
Accretion on asset retirement obligation [note 9]	3,385	—	3,385

	6,561,930	765,762	7,327,692

Net loss for the period [note 7]	(5,814,009)	(701,132)	(6,515,141)
Less: cumulative preferred dividends	(458,342)	(323,157)	(781,499)

Net loss applicable to common shareholders	(6,272,351)	(1,024,289)	(7,296,640)

Deficit, beginning of period	(1,024,289)	—	—

Deficit, end of period	(7,296,640)	(1,024,289)	(7,296,640)

Basic weighted average shares outstanding [note 6]	2,111,351	250,000	1,494,620

Net loss for the period per share, basic and diluted [note 6]	(2.97)	(4.10)	(4.88)

The accompanying notes are an integral part of these audited consolidated financial statements.

JMG Exploration, Inc.
A Development Stage Enterprise
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)

		Period from the
	Twelve	date of	Period from the
	month	incorporation	date of
	period ended	on July 16,	incorporation on
	December	2004 to	July 16, 2004 to
For the	31,	December 31,	December 31,
	2005	2004	2005
	$	$	$

OPERATIONS
Net loss for the period	(5,814,009)	(701,132)	(6,515,141)
Adjustments to reconcile net loss to cash flows from operating activities:
Stock-based compensation	78,589	—	78,589
Depletion and depreciation and accretion	4,268,547	479,702	4,748,249
Other changes:
Increase in accounts receivable	(508,601)	—	(508,601)
Decrease( Increase) in prepaid expenses and deposits	70,186	(104,887)	(34,701)
Increase in accounts payable and accrued liabilities	382,917	82,780	252,166
Decrease (increase) in due to JED Oil Inc.	(89,899)	170,031	286,956
Decrease in due to related party	(4,164)	4,164	—
Decrease (increase) in accrued interest on Loan receivable	16,683	(39,205)	(15,815)

Cash used in operating activities	(1,599,751)	(108,547)	(1,708,298)

INVESTING
Repayment (advance) of loan receivable	750,000	(1,500,000)	(750,000)
Proceeds on disposition of property	391,249	—	391,249
Additions to property and equipment	(15,918,765)	(1,971,199)	(17,889,964)
Increase in other assets	(180,000)	(50,000)	(230,000)

Cash used in investing activities	(14,957,516)	(3,521,199)	(18,478,715)

FINANCING
Issue of common shares, net of issue costs	11,178,479	1,000,000	19,970,704
Issue of preferred shares	—	7,797,100	—
Issue of share purchase warrants	2,146,595		2,151,470
Preferred share dividends	(654,945)	(126,554)	(781,499)

Cash provided by financing activities	12,670,129	8,670,546	21,340,675

Effect of foreign exchange on cash and cash equivalents	(2,697)	—	(2,697)

Net (decrease) increase in cash and cash equivalents	(3,889,835)	5,040,800	1,150,965

Cash and cash equivalents, beginning of period	5,040,800	—	—

Cash and cash equivalents, end of period	1,150,965	5,040,800	1,150,965

The accompanying notes are an integral part of these audited consolidated financial statements.

JMG Exploration, Inc.
A Development Stage Enterprise
STATEMENTS OF CONSOLIDATED STOCKHOLDERS’
EQUITY
(In United States Dollars)

	Shares	Total
	#	$

Common stock, $.001 par value:
Balance at July 16, 2004 and December 31, 2004	250,000	1,000,000
Preferred shares converted to common stock	1,950,000	7,792,225
Issuance of common stock, stock issued for cash pursuant to initial public offering	2,185,000	11,143,500
Warrants exercised for common stock	612,578	3,042,828
Share issue costs	—	(861,254)
Portion of proceeds attributed to share purchase warrants	—	(2,146,595)

Balance at December 31, 2005	4,997,578	19,970,704

Additional paid in capital
Balance, July 16, 2004 (inception) and December 31,2004		—
Stock-based compensation		78,589

Balance at December 31, 2005	—	78,589

Preferred stock, $.001 par value:
Balance at December 31, 2004	1,950,000	7,792,225
Preferred shares converted to common stock	(1,950,000)	(7,792,225)

Balance at December 31, 2005	—	—

Share purchase warrants:
Balance at December 31, 2004	487,500	4,875
Share purchase warrants: issued pursuant to initial public offering $5.00	2,185,000	693,866
Share purchase warrants: issued pursuant conversion preferred shares $4.25	1,950,000	1,816,766
Warrants exercised for common stock	(612,578)	(364,037)

Balance at December 31, 2005	4,009,922	2,151,470

Deficit:
Balance at beginning of period July 16, 2004	—	—
Net loss for the period to December 31, 2004	—	(701,132)
Preferred share dividends	—	(323,157)

Balance at December 31, 2004	—	(1,024,289)
Net loss for the twelve-month period ended December 31, 2005	—	(5,814,009)
Preferred share dividends	—	(458,342)

Balance at December 31, 2005	—	(7,296,640)

Accumulated other comprehensive income
Balance at beginning of period July 16, 2004	—	—
Balance December 31, 2004	—	—
Foreign exchange translation adjustment	—	(2,697)

Balance at December 31, 2004	—	(2,697)

Total stockholders equity at December 31, 2005	—	(14,901,426)

The accompanying notes are an integral part of these audited consolidated financial statements.

JMG Exploration, Inc.
A Development Stage Enterprise
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In United States Dollars)

		For the period	For the period
	For the twelve	from the date of	from the date of
	month period	incorporation on	incorporation on
	ended	July 16, 2004 to	July 16, 2004 to
	December 31,	December 31,	December 31,
	2005	2004	2005
	$	$	$

Net loss for the period	(5,814,009)	(701,132)	(6,515,141)

Other comprehensive income:
Foreign exchange translation adjustment	(2,697)	—	(2,697)

Comprehensive loss for the period	(5,816,706)	(701,132)	(6,517,838)

The accompanying notes are an integral part of these audited consolidated financial statements.

1. INCORPORATION AND NATURE OF OPERATIONS
JMG Exploration, Inc. (“JMG” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States. Currently, all of the Company’s proved reserves are located in the United States.
The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.
JMG was incorporated with nominal share capital under the laws of the State of Nevada on July 16, 2004 and commenced operations in August 2004.
2. SIGNIFICANT ACCOUNTING POLICIES
These financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
a) Principles of consolidation
These consolidated financial statements include the accounts of the Company’s wholly owned legal subsidiary, JMG Canada Ltd., incorporated under the laws of Alberta on August 20, 2004. All inter-company accounts and transactions have been eliminated.
b) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and balances invested in short-term securities with original maturities of less than 90 days. For the period ended December 31, 2005, the average effective interest rate earned on cash equivalent balances was 0.4%. As at December 31, 2005, the Company had $1,043,331 in cash and $107,634 in short-term securities.
c) Foreign currency translation
As the majority of the Company’s operating activities are in the United States, the Company uses the United States dollar as its functional currency. The Company’s Canadian subsidiary is translated for financial statement reporting purposes into United States dollars using the current rate method. Under this method, assets and liabilities are translated at the period-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the period. Exchange differences arising on translation are classified in a separate component of stockholders equity.
d) Revenue recognition
Oil revenue is recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred, title has transferred and if the collection of the revenue is probable.

e) Joint operations
Substantially all of the Company’s petroleum and natural gas development activities are conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities.
f) Property and equipment
The Company is engaged in the exploration for and development of oil and natural gas in the United States and Canada. The Company has adopted the successful efforts method of accounting for its oil and natural gas activities.
Under the successful efforts method of accounting, all costs of property acquisitions and drilling of exploratory wells are initially capitalized. If a well is unsuccessful, the capitalized costs of drilling the well, net of any salvage value, are charged to expense. If a well finds oil and natural gas reserves that cannot be classified as proved within a year after discovery, the well is assumed to be impaired and the capitalized costs of drilling the well, net of any salvage value, are charged to expense. The capitalized costs of unproven properties are periodically assessed to determine whether their value has been impaired below the capitalized cost, and if such impairment is indicated, a loss is recognized. The Company considers such factors as exploratory results, future drilling plans and lease expiration terms when assessing unproved properties for impairment. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable from estimated future net revenues. The impairment provision is measured as the excess of carrying value over the fair value. Fair value is defined as the present value of the estimated future net revenue from total proved and risked-adjusted probable oil and gas reserves over the economic life of the reserves, based on the Company’s expectations of future oil and gas prices and costs, consistent with price and cost assumptions used for acquisition evaluations.
Geological and geophysical costs and costs of retaining undeveloped properties are expensed as incurred. Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon disposal, the asset and related accumulated depreciation and depletion are removed from the accounts, and any resulting gain or loss is reflected currently in income or loss.
Costs of development dry holes and proved leaseholds are depleted on the unit-of-production method using proved developed reserves on a field basis. The depreciation of capitalized production equipment, drilling costs and asset retirement obligations is based on the unit-of-production method using proved developed reserves on a field basis.
Other property and equipment are recorded at cost. Depreciation is provided using the straight-line method based over the estimated useful lives at a rate of 25 percent per annum.
g) Asset retirement obligations
The Company follows SFAS No 143. “Accounting for Asset Retirement Obligations”, which requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with a corresponding increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. The Company’s asset retirement obligations are expected to relate primarily to the plugging and abandonment of petroleum and natural gas properties.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the petroleum and natural gas properties balance.
h) Measurement uncertainty
The amount recorded for depletion and depreciation of oil and gas properties, the provision for asset retirement obligations and the impairment calculation are based on estimates of gross proved reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.
i) Income taxes
The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using enacted income tax rates and laws that are in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in deferred tax assets and liabilities. A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized.
j) Other comprehensive income (loss)
Comprehensive income (loss) includes net loss and other comprehensive income (loss), which includes foreign currency translation gains or losses.
k) Stock-based compensation
The Company has a stock option plan under which employees; directors and consultants are eligible to receive grants. Consideration received on the exercise of stock options under the stock option plan is recorded as capital stock.
The Company accounts for the stock options granted to employees and qualifying non-employee directors under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations. Under this method, no compensation expense is recorded for stock options granted when the exercise price is equal to or greater than the estimated market value of the common shares at the date of grant, unless the awards are subsequently modified. The Company also provides disclosure of the effect on net loss for the period and net loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-based Compensation”, as amended, to stock-based
The Company accounts for the stock option granted to consultants who do not qualify as employees using SFAS No. 123. Under these provisions, the cost of options granted to consultants is charged to net loss with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option-pricing model. For purposes of these awards, the grant date is the measurement date.
l) Net loss per share
The Company accounts for earnings/loss per share (“EPS”) in accordance with SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic EPS is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding without including any potentially dilutive securities. Diluted EPS is computed by dividing net loss by the weighted average number of common shares outstanding plus, when their effect is dilutive, common stock equivalents. The treasury stock method is used to determine the dilutive effect of the stock options and warrants. The treasury stock method assumes any proceeds obtained upon exercise of options would be used to purchase common shares at the average market price during the period. The effect of the exercise of warrants and stock options has been excluded since their effect is anti-dilutive.
m) Allowance for doubtful accounts
The Company considers amounts receivable to be fully collectible as recorded as of December 31, 2004 and 2005. Accordingly no allowance for doubtful accounts is required.
3. LOAN RECEIVABLE
On November 8, 2004, the Company entered into a Promissory Note with an unrelated industry partner (the “Borrower”), whereby the Company loaned the Borrower a total of $1,500,000. The terms of the loan agreement called for interest calculated at a rate of 18% per annum, and a fixed and specific charge on all the assets of the Borrower was provided as collateral. The Promissory Note was repayable in two installments; the first for $750,000 plus accrued interest of $81,750 was paid on February 22, 2005 and the second, for the entire remaining balance and all accrued and unpaid interest thereon, was due on April 30, 2005.
Effective May 1, 2005 the outstanding principal amount of the loan plus accrued interest was settled by the Company in exchange for the Borrower’s interest in certain exploration and development lands in Wyoming and Utah. In connection with the settlement agreement, the Company also granted the borrower an option to reacquire an undivided 50% interest in these lands for a payment of $391,249. The option was exercised on June 28, 2005. In conjunction with the settlement agreement, the Company’s previous commitment to spend $2,000,000 on drilling and completion of wells on these lands by November 7, 2005 was eliminated.
4. PROPERTY AND EQUIPMENT
During the twelve month period ended December 31, 2005, the Company recorded a total impairment provisions related to its oil properties of $3,773,062, as described below.
In May 2005, the Company terminated operations in the Fiddler Creek area and abandoned any further plans for development in the area. Accordingly, the Company recorded an impairment charge in the amount of $163,800 in the second quarter of 2005.
In June 2005, the Company sold equipment to a third party. This equipment had been previously written off as an impairment charge. The year-to-date net recovery was $54,413.
In December 31, 2005, the Company recorded an impairment provision of $3,663,675 related to properties located in Wyoming and North Dakota. This impairment is a result of unsuccessful work programs and production evaluation work performed during 2005. The impairment equals the excess of the aggregate carrying value of PP&E over its fair value.
The impairment charges have been included in depletion and depreciation expense in the accompanying statements of operations. Undeveloped land and other assets not related to petroleum and natural gas properties were excluded from the depletion calculation.
December 31, 2005

		Accumulated
		depletion,
	Cost	depreciation	Net book value
	$	$	$

Petroleum and natural gas properties	13,720,365	4,706,137	9,014,228
Undeveloped Land	5,868,691	—	5,868,691
Other assets	227,317	37,197	190,120

	19,816,373	4,743,334	15,073,039

December 31, 2004
		Accumulated
		depletion,
		depreciation
	Cost	and accretion	Net book value
	$	$	$

Petroleum and natural gas properties	2,053,378	472,172	1,941,206
Other assets	120,481	7,530	112,951

	2,173,859	479,702	2,054,157

OTHER ASSETS
The majority of other assets are bonds for oil and gas bond deposits in the states of North Dakota and Wyoming. These bonds provide coverage for operations conducted by or on behalf of the company. The bonds will be retained until all conditions of the bond have been fulfill or until a satisfactory replacement bond has been accepted.
6. SHARE CAPITAL
a) Authorized
The Company has authorized 25,000,000 common shares, par value $.001, and 10,000,000 preferred shares, par value $.001. As of December 31, 2005 there were 4,997,578 common shares issued and outstanding. Preferred shares were converted into common shares of the Company subsequent to Company’s initial public offering on August 3, 2005. No preferred shares are currently outstanding.
b) Issued and outstanding

			Additional
		Capital	Paid-in
		Stock	Capital	Total
	#	$	$	$

Common Stock, $.001 par value:
Balance, at July 16, 2004 and December 31, 2004	250,000	250	999,750	1,000,000
Preferred shares converted to common stock	1,950,000	1,950	7,790,275	7,792,225
Issued for cash, pursuant to initial public offering	2,185,000	2,185	11,141,315	11,143,500
Warrants exercised for common stock	612,578	612	3,042,216	3,042,828
Share Issue Costs			(861,254)	(861,254)
Portion of proceeds attributed to share purchase warrants			(2,146,595)	(2,146,595)

Balance at December 31, 2005	4,997,578	4,997	19,965,707	19,970,704

Preferred Stock
Balance, at July 16, 2004 and December 31, 2004	1,950,000	1,950	7,798,050	7,800,000
Preferred shares converted to common stock	(1,950,000)	(1,950)	(7,790,275)	(7,792,225)
Share issue costs, net of tax	—	—	(2,900)	(2,900)
Portion of proceeds attributed to share purchase warrants	—	—	(4,875)	(4,875)

Balance at December 31, 2005	—	—	—	—

Share Purchase Warrants
Balance, at July 16, 2004 and December 31, 200	487,500	—	—	4,875
Issued pursuant to initial public offering	2,185,000	—	—	693,866
Issued pursuant to conversion of preferred shares	1,950,000	—	—	1,816,766
Warrants exercised for common stock	(612,578)	—	—	(364,037)

Balance at December 31, 2005	4,009,922	—	—	2,151,470

Additional paid in capital
Balance, July 16, 2004 (inception) and December 31,2004			—
Stock-based compensation			78,589

Total December 31, 2005		4,997	20,044,296	22,122,174

c) Initial Public Offering
On August 3, 2005, the Company’s registration statement was declared effective by the Securities and Exchange Commission to register 2,185,000 units offered at $5.10 per unit to the stockholders of record of JED Oil Inc. as of February 1, 2005, and thereafter, to the extent not fully subscribed by the shareholders of JED, to the public. Each unit consisted of one share of common stock and one common stock purchase warrant to acquire one share of common stock for $5.00 per share for a period of one year from the date of the prospectus. The units did not trade separately. Accordingly, the Company registered 4,370,000 shares of common stock underlying the 2,185,000 units of common stock, including 570,000 shares of common stock underlying the 285,000 units subject to the underwriter’s over allotment. The Company also registered 2,185,000 warrants underlying the units. Upon the closing of the initial public offering on August 3, 2005, the Company issued 2,185,000 shares of common stock at a price of $5.00 and 2,185,000 warrants at a price of $0.10 for gross proceeds of $11,143,500. The common stock and warrants underlying the units were listed and are trading separately.
The registration statement also registered the resale by the preferred stockholders of 1,950,000 shares of common stock. In August 2005 all holders of preferred stock converted their preferred stock into common stock and warrants to acquire common stock. The Company has also registered these 1,950,000 warrants to acquire common stock at $4.25 per share; and 487,500 warrants to acquire common stock for $6 per share.
d) Stock options
The Company has a stock option plan under which employees; directors and consultants are eligible to receive grants. As of December 31, 2005 479,250 shares were reserved for issuance under the plan. Options granted under the plan generally have a term of five years to expiry and vest immediately when issued to directors and generally vest as to one-third on each of the first, second and third anniversaries of the grant date for employees and consultants. The exercise price of each option equals the market value of the Company’s common stock on the date of grant. The following summarizes information concerning outstanding and exercisable stock options as of December 31, 2005:

		Weighted
		average exercise
	Number of	price
	options	$

Outstanding as at December 31, 2004	260,000	4.00
Granted — April 5, 2005	387,750	5.00
Granted — July 21, 2005	79,500	5.00
Granted — August 19, 2005	1,500	15.25
Granted — August 29, 2005	5,000	14.74
Granted — November 1, 2005	10,000	12.25
Cancelled	(260,000)	4.00
Cancelled	(4,500)	5.00

Options outstanding as at December 31, 2005	479,250

Exercisable as at December 31, 2005	250,000	5.00

Pro forma disclosure
The Company does not record compensation expense when stock options are issued to employees. Had compensation expense been determined based on the fair value of the options granted, net loss and net loss per share would have been increased to the pro forma amounts indicated below:

Twelve months ended
	As reported	Pro Forma
December 31, 2005	$	$

Net loss	(6,272,351)	(6,485,985)

Net loss per share, basic and diluted	(2.97)	(3.07)

The weighted average fair value of stock option grants in the period in the amount of $5.00 was estimated using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate (%)	4.3
Expected life (years)	5.0
Expected volatility (%)	10 to 50
Expected dividend yield (%)	Nil
Vesting period (years)	0 to 3
Prior to August 3, 2005 the Company was private. Accordingly the expected volatility of the Company’s stock options granted during the period prior to August 3, 2005 had been set at a rate of 10%. The 13,000 stock options granted after the Company became public were set with an expected volatility of 50%.
d) Loss per share
For the twelve-month period ended December 31, 2005 the weighted average number of common shares outstanding were 2,111,351. (2004 — December 31, 2004 weighted average number of common shares outstanding were 250,000). All of the Company’s outstanding stock options and warrants currently have an anitdilutive effect on per common share amounts. These stock options and warrants could be dilutive in future periods.

7. INCOME TAXES
The Company provides deferred income taxes for differences between the tax reporting bases and the financial reporting bases of assets and liabilities. The Company follows the accounting procedures established by SFAS No. 109, “Accounting for Income Taxes.” The Company did not pay any income taxes in the period ended December 31, 2004 and December 31, 2005.
      (a) Income tax expense (recovery)
The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	2004	2005	Cumulative
	$	$	$

Loss for the period before income taxes	(701,132)	(5,814,009)	(6,515,141)
Effective tax rate	39%	39%	39%

Expected income tax recovery	(273,442)	(2,267,463)	(2,540,905)
Deferred tax asset valuation allowance	273,442	2,267,463	2,540,905

Income tax benefit	—	—	—

      (b) Deferred income taxes
The Company does not recognize the deferred income tax asset at this time because the realization of the asset is less likely than not. The components of the Company’s deferred income tax asset are as follows:
     Deferred Tax Assets

	2004	2005	Cumulative
	$	$

Non-capital loss carry forward	340,805	1,303,797	1,644,602
Property Impairments	—	963,666	963,666

Total	340,805	2,267,463	2,608,268

Expense of Intangibles	(67,363)	—	(67,363)

Impairment	(273,442)	(2,267,463)	(2,540,905)

The Company has non-capital losses for income tax purposes of approximately $4,216,927 which are available for application against future taxable income and which expire in 20 years. The non-capital loss carry forward was generated by intangible drilling costs that are deductible for U.S. income tax purposes creating a temporary difference for financial reporting purposes. The benefit associated with the non-capital loss carry forward will more likely than not go unrealized unless future exploration in the U.S. is successful. The deferred tax assets were generated by asset impairments, which will be realized, when the property is sold of otherwise disposed. Since the success of future exploration is indeterminable, the potential benefits resulting from these non-capital losses have not been recorded in the financial statements.
8. RELATED PARTY TRANSACTIONS
On August 1, 2004 the Company entered into a technical services agreement with JED Oil Inc. (“JED”). Under the Agreement, JED provides all required personnel, office space and equipment, at standard industry rates for similar services. JED is considered an affiliate of ours because of its ownership interest in us and because two of our directors are directors of JED. All transactions are recorded at the exchange amount. Transactions during the twelve month period ending December 31, 2005 were as follows:
     JED paid on behalf of the Company a total of $442,667, $139,838 and $582,505 respectively for the twelve month periods ending December 31, 2005, the period from incorporation July 16, 2004 to December 31, 2004 and for the period from incorporation to December 31, 2005, for general and administrative services and capital related expenditures, and
     In consideration for the assignment of JED’s interests in certain oil and gas properties, JED charged the Company for drilling and other costs related to those properties in the amount of $85,085, $1,467,012 and $1,552,097 respectively for the twelve month periods ending December 31, 2005, the period from incorporation July 16, 2004 to December 31, 2004 and for the period from incorporation to December 31, 2005.
All amounts are due and payable on receipt, and do not earn interest. At December 31, 2005, $286,956 (2004 — $376,855) was outstanding. The amount was paid in full in early 2006.
General and administrative expenses for the twelve months ended December 31, 2005 include $46,180 paid to the Chief Financial Officer of the Company for consulting services related to the preparation of the Company’s registration statement.
9. ASSET RETIREMENT OBLIGATIONS
As at December 31, 2005, the estimated present value of the Company’s asset retirement obligation was $78,642 based on estimated future cash requirements of $216,000, determined using a credit adjusted risk free interest rate of 8.5% over the economic life of the properties, an inflation rate of 2.0%, and an estimated life until repayment of 5-10 years. Accretion of $3,385 was recorded for the twelve months ending December 31, 2005.

Asset retirement obligation at December 31, 2004	—
Liabilities incurred	$75,257
Liabilities settled	—
Accretion expense	$3,385

Asset retirement obligations at December 31, 2005	$78,642
10. FINANCIAL INSTRUMENTS
a) Fair value of financial assets and liabilities
The company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related parties, loan receivable and accounts payable. As at December 31, 2005 and 2004 there were no significant difference between the carrying amounts of these financial instruments and their estimated fair value.
b) Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable, and loan receivable. At December 31, 2005, the Company had all of its cash and cash equivalents with three banking institutions. The company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivables are the result of joint venture operations with industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.
c) Interest rate risk
At December 31, 2005 and 2004, the Company had no outstanding indebtedness, that bears interest.
d) Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and the foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents on hand that are denominated in Canadian currency.
11. RECENT PRONOUNCEMENTS
On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
Statement 123(R) must be adopted by small-business issuers at the beginning of the first interim or annual period beginning after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.
Statement 123(R) permits public companies to adopt its requirements using one of two methods:
1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.
2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) for all periods presented or (b) prior interim periods of the year of adoption.
The Company plans to adopt Statement 123 using the modified-prospective method.
As permitted by Statement 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. However, accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations
12. SUBSEQUENT EVENTS
JED Oil Inc. (Amex: JDO) (“JED”) and JMG on February 27, 2006 announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. This exchange ratio is based on the “market to market” recent trading prices of JED and JMG stock and the transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED. As of March 23, 2006, we had (i) 5,086,832 common shares outstanding with a closing price of $9.75 per share on such date as reported on NYSE Arca Exchange and (ii) 1,805,981 publicly traded warrants outstanding with a closing price of $4.50, for total consideration of $57,723,526.50 . Outstanding options and other warrants will also be assumed at the same exchange ratio of two JED shares for three JMG shares. Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED. It is anticipated that all of the outstanding common shares, warrants and options of JMG will be converted at the above-mentioned exchange rate. The JMG Board of Directors has extended the JMG warrants that were to expire in August and December of 2006 to January 15, 2007.
13. COMPARATIVE FIGURES
“Certain comparative figures have been reclassified to conform to the current period presentation.”

JMG Exploration, Inc.
A Development Stage Enterprise
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(unaudited)

	June 30	December 31
As at	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	796,444	1,150,965
Accounts receivable	462,586	1,284,474
Prepaid expenses and deposits	239,817	34,701
Due from JED Oil Inc. [note 6]	1,830,123	—

	3,328,970	2,470,140

Other assets	230,000	230,000
Property and equipment [note 3]	15,477,913	15,073,039

	19,036,883	17,773,179

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	1,993,525	845,507
Accrued liabilities	454,791	1,660,648
Promissory note payable [note 4]	1,500,000	—
Due to JED Oil Inc. [note 6]	—	286,956

	3,948,316	2,793,111

Asset retirement obligation [note 7]	82,020	78,642

	4,030,336	2,871,753

Stockholders’ equity [note 5]
Common stock — $.001 par value; 25,000,000 shares authorized; 5,099,099 shares issued and outstanding at June 30, 2006 and 4,997,578 shares issued and outstanding at December 31, 2005	5,099	4,997
Additional paid-in capital	20,637,577	20,044,296
Share purchase warrants	2,086,403	2,151,470
Deficit accumulated during the development stage	(7,704,811)	(7,296,640)
Accumulated other comprehensive income	(17,721)	(2,697)

	15,006,547	14,901,426

	19,036,883	17,773,179

The accompanying notes are an integral part of these interim consolidated financial statements.

JMG Exploration, Inc.
A Development Stage Enterprise
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In United States Dollars)
(unaudited)

					For the period
					from the date
					of incorporation
	For the three month period		For the six month period		on July 16, 2004
	ended June 30		ended June 30		to June 30
	2006	2005	2006	2005	2006
	$	$	$	$	$

Revenue
Petroleum revenue	475,517	6,639	928,252	6,639	1,555,712
Interest	—	43,681	—	117,004	185,091

	475,517	50,320	928,252	123,643	1,740,803

Expenses
Production	56,186	10,953	191,648	10,953	381,246
General and administrative [note 6]	338,494	251,404	631,857	507,746	2,765,218
Interest on promissory note [note 4]	89,975	—	113,872	—	113,872
Geophysical and geological	—	162,284	—	162,284	256,484
Depletion, depreciation and accretion	191,076	93,140	399,046	127,456	5,147,295

	675,731	517,781	1,336,423	808,439	8,664,115

Net loss for the period	(200,214)	(467,461)	(408,171)	(684,796)	(6,923,312)
Less: cumulative preferred dividends	—	(195,000)	—	(388,397)	(781,499)

Net loss applicable to common shareholders	(200,214)	(662,461)	(408,171)	(1,073,193)	(7,704,811)

Deficit, beginning of period	(7,504,597)	(1,435,021)	(7,296,640)	(1,024,289)	—

Deficit, end of period	(7,704,811)	(2,097,482)	(7,704,811)	(2,097,482)	(7,704,811)

Basic and diluted weighted average common shares outstanding	5,094,773	250,000	5,090,825	250,000	2,442,166

Net loss for the period per common share [note 5]
basic and diluted	(0.04)	(2.65)	(0.08)	(4.29)	(3.15)

The accompanying notes are an integral part of these interim consolidated financial statements.

JMG Exploration, Inc.
A Development Stage Enterprise
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)
(unaudited)

					For the period
					from the date
					of incorporation
	For the three month period		For the six month period		on July 16, 2004
	ended June 30,		ended June 30,		to June 30,
	2006	2005	2006	2005	2006
	$	$	$	$	$

OPERATIONS
Net loss for the period	(200,214)	(467,461)	(408,171)	(684,796)	(6,923,312)
Adjustments to reconcile net loss to cash flows from operating activities:
Stock-based compensation [note 5]	25,144	—	50,012	—	128,601
Depletion, depreciation and accretion	191,076	93,140	399,046	127,456	5,147,295
Other changes:
Increase in accounts receivable	(1,117,844)	(162,288)	(326,755)	(95,634)	(835,356)
Increase in prepaid expenses and deposits	(78,178)	(108,332)	(205,116)	(136,744)	(239,817)
Increase (decrease) in accounts payable and accrued liabilities	2,975,813	(4,337)	1,131,424	3,041	1,383,590
Increase (decrease) in due to JED Oil Inc.	(1,970,730)	(101,147)	(2,117,079)	286,393	(1,830,123)
Decrease in due to related party	—	(14,856)	—	(4,164)	—
Increase (decrease) in accrued interest on loan receivable	—	(15,815)	—	16,683	(15,815)

Cash used in operating activities	(174,933)	(781,096)	(1,476,639)	(487,765)	(3,184,937)

INVESTING
Repayment (advance) of loan receivable	—	—	—	750,000	(750,000)
Proceeds on disposition of property	—	391,249	—	391,249	391,249
Purchase of property and equipment	255,844	(586,269)	(841,162)	(2,875,155)	(18,731,126)
Increase in other assets	—	(7,500)	—	(82,500)	(230,000)

Cash provided by (used in) investing activities	255,844	(202,520)	(841,162)	(1,816,406)	(19,319,877)

FINANCING
Issue of common shares, net of issue costs	60,431	—	478,304	—	20,506,063
Issue of share purchase warrants	—	—	—	—	2,094,415
Promissory note payable	—	—	1,500,000	—	1,500,000
Preferred share dividends	—	(195,000)	—	(390,000)	(781,499)

Cash provided by (used in) financing activities	60,431	(195,000)	1,978,304	(390,000)	23,318,979

Effect of foreign exchange on cash balances	2,966	1,444	(15,024)	(1,860)	(17,721)

Net increase (decrease) in cash	144,308	(1,177,172)	(354,521)	(2,696,031)	796,444
Cash, beginning of period	652,136	3,521,941	1,150,965	5,040,800	—

Cash, end of period	796,444	2,344,769	796,444	2,344,769	796,444

During the three and six month periods ended June 30, 2006 and 2005, the Company paid $25,500 (2005 — $nil) and $71,000 (2005 — $nil) in interest on the promissory note. No income or capital taxes were paid for the three and six month periods ended June 30, 2006 and 2005.
The accompanying notes are an integral part of these interim consolidated financial statements.

JMG Exploration, Inc.
A Development Stage Enterprise
STATEMENT OF CHANGES IN CONSOLIDATED
STOCKHOLDERS’ EQUITY
(In United States Dollars)
(unaudited)
Period from the date of incorporation on July 16, 2004 to June 30, 2006.

	Shares	Total
	#	$

Common stock, $.001 par value:

Balance at July 16, 2004 and December 31, 2004	250,000	1,000,000
Preferred shares converted to common stock	1,950,000	7,792,225
Issuance of common stock, stock issued for cash pursuant to initial public offering	2,185,000	11,143,500
Warrants exercised for common stock	612,578	3,042,828
Share issue costs	—	(861,254)
Portion of proceeds attributed to share purchase warrants	—	(2,146,595)

Balance at December 31, 2005	4,997,578	19,970,704

Warrants exercised for common stock	97,854	462,866
Issued under stock option plan	3,667	18,335
Share issue costs	—	(2,897)
Portion of proceeds attributed to share purchase warrants	—	65,067

Balance at June 30, 2006	5,099,099	20,514,075

Additional paid in capital:
Balance, July 16, 2004 (inception) and December 31, 2004	—	—
Stock-based compensation	—	78,589

Balance at December 31, 2005	—	78,589

Stock-based compensation	—	50,012

Balance at June 30, 2006	—	128,601

Preferred stock, $.001 par value:
Balance at December 31, 2004	1,950,000	7,792,225
Preferred shares converted to common stock	(1,950,000)	(7,792,225)

Balance at December 31, 2005 and June 30, 2006	—	—

Share purchase warrants:
Balance at December 31, 2004	487,500	4,875
Share purchase warrants: issued pursuant to initial public offering $5.00	2,185,000	693,866
Share purchase warrants: issued pursuant conversion preferred shares $4.25	1,950,000	1,816,766
Warrants exercised for common stock	(612,578)	(364,037)

Balance at December 31, 2005	4,009,922	2,151,470

Warrants exercised for common stock	(97,854)	(65,067)

Balance at June 30, 2006	3,912,068	2,086,403

Deficit:
Balance at beginning of period July 16, 2004	—	—
Net loss for the period to December 31, 2004	—	(701,132)
Preferred share dividends	—	(323,157)

Balance at December 31, 2004	—	(1,024,289)
Net loss for the twelve-month period ended December 31, 2005	—	(5,814,009)
Preferred share dividends	—	(458,342)

Balance at December 31, 2005	—	(7,296,640)

Net loss for the six month period ended June 30, 2006		(408,171)

Balance at June 30, 2006	—	(7,704,811)

Accumulated other comprehensive income
Balance at beginning of period July 16, 2004	—	—
Balance December 31, 2004	—	—
Foreign exchange translation adjustment	—	(2,697)

Balance at December 31, 2005	—	(2,697)

Foreign exchange translation adjustment		(15,024)

Balance at June 30, 2006	—	(17,721)

Total stockholders equity at June 30, 2006	—	(15,006,547)

The accompanying notes are an integral part of these interim consolidated financial statements.

JMG Exploration, Inc.
A Development Stage Enterprise
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In United States Dollars)
(unaudited)

					For the period
					from the date
					of incorporation
	For the three month period		For the six month period		on July 16, 2004
	ended June 30,		ended June 30,		to June 30,
	2006	2005	2006	2005	2006
	$	$	$	$	$

Net loss for the period	(200,214)	(467,461)	(408,171)	(684,796)	(6,923,312)

Other comprehensive income (loss):
Foreign exchange translation adjustment	2,966	98	(15,024)	98	(17,071)

Comprehensive loss for the period	(197,248)	(467,363)	(423,195)	(684,698)	(6,940,383)

Comprehensive loss for the period per common share [note 5]	(0.04)	(1.87)	(0.08)	(2.74)	(2.84)

The accompanying notes are an integral part of these interim consolidated financial statements.

JMG Exploration, Inc.
A Development Stage Enterprise
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
2. INCORPORATION AND NATURE OF OPERATIONS
JMG Exploration, Inc. (“JMG” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States. Currently, all of the Company’s proved reserves are located in the United States.
The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.
JMG was incorporated with nominal share capital under the laws of the State of Nevada on July 16, 2004 and commenced operations in August 2004.
JED Oil Inc. (Amex: JDO) (“JED”) and JMG on February 27, 2006 announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. This exchange ratio is based on the “market to market” recent trading prices of JED and JMG stock and the transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED. Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED. It is anticipated that all of the outstanding common shares, warrants and options of JMG will be converted at the above-mentioned exchange rate. The JMG Board of Directors has extended the JMG warrants that were to expire in August and December of 2006 to January 15, 2007.
As with many development stage enterprises, JMG has not realized a profit from operations since its incorporation on July 16, 2004. The recovery of the Company’s assets and its ability to continue operations is dependent on successful production of economic quantities of hydrocarbons, obtaining additional financing to fund its exploration activity or the successful completion of the merger with JED discussed in the preceding paragraph.
2. SIGNIFICANT ACCOUNTING POLICIES
These interim consolidated financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods, on a basis that is consistent with the annual audited consolidated financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited consolidated financial statements

JMG Exploration, Inc.
A Development Stage Enterprise
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
and the summary of significant accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the period from the date of incorporation on July 16, 2004 to December 31, 2005.

JMG Exploration, Inc.
A Development Stage Enterprise
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
Change in Accounting Principle
At December 31, 2005, the Company has a stock-based employee compensation plan, which is described more fully in Note 5. Prior to January 1, 2006, the Company accounted for the stock options granted to employees and directors under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation and for the stock options granted to consultants under the recognition and measurement provisions of FASB Statement No. 123. No stock-based employee and directors compensation cost was recognized in the Statement of Operations and Deficit for the year ended December 31, 2005 nor for the period from the date of incorporation on July 16, 2004 to December 31, 2004, as all options granted to employees and directors under that plan had an exercise price equal to the market value of the company’s common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified-prospective-transition method. Under that transition method, compensation cost recognized effective January 1, 2006 includes: (a) compensation cost for share-based options granted to employees and directors prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.
As a result of adopting Statement 123(R) on January 1, 2006, the Company’s net loss for the six month period ended June 30, 2006, is the same as if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per common share for the six month period ended June 30, 2006 would have been $0.08 and $0.08, respectively, if the Company had not adopted Statement 123(R), compared to reported basic and diluted loss per share of $0.08 and $0.08, respectively.
The following table illustrates the effect on net loss for the period from the date of incorporation on July 16, 2004 to June 30, 2006, and for the three and six month periods ended June 30, 2006 and loss per common share if the Company had applied the fair value recognition provisions of Statement 123 to options granted to employees and directors under the Company’s stock option plan in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes option-pricing model and amortized to expense over the options’ vesting period on a straight-line basis.

JMG Exploration, Inc.
A Development Stage Enterprise
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006

			Period from the
			date of
	Three month	Six month period	incorporation on
	period ended	ended	July 16, 2004 to
	June 30, 2006	June 30, 2006	June 30, 2006
Net loss, as reported	$200,214	$408,171	$6,923,312
Deduct: Stock-based employees and directors compensation expenses included in reported net loss, net of related tax effects	($2,346)	($4,718)	($4,718)
Add: Total stock-based employees and directors compensation expenses determined under fair value based method for all awards, net of related tax effects	$2,346	$4,718	$218,352
Pro forma net loss	$200,214	$408,171	$7,136,946
Net loss per common share:
Basic and diluted — as reported	$0.04	$0.08	$2.83
Basic and diluted — pro forma	$0.04	$0.08	$2.92
3. PROPERTY AND EQUIPMENT
During the three and six month periods ended June 30, 2006, the Company recorded a depletion provision related to its oil properties of $189,369 and $395,668, respectively (2005 — $92,374, 126,690). The Company recorded depletion and depreciation from the period from the date of incorporation July 16, 2004 to June 30, 2006 of $5,140,532, of this amount $4,243,703 related to impairment and $834,000 to depletion and $61,299 to depreciation. At June 30, 2006, undeveloped land and other assets were $5,974,753 (2005 — $2,216,294). These amounts were excluded from the depletion calculation for the three and six month periods ended June 30, 2006. There was no production or depletion for the same period in 2005. During the three and six month periods ended June 30, 2006 (2005 — $nil) and the period from incorporation July 16, 2004 to June 30, 2006 the Company did not capitalize any direct general and administration expenses.

JMG Exploration, Inc.
A Development Stage Enterprise
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006

		June 30, 2006		December 31, 2005
		Accumulated
		depletion,
		depreciation
	Cost	and accretion,	Net book value	Net book value
	$	$	$	$

Petroleum and natural gas properties	14,414,845	5,077,703	9,337,142	9,014,228
Undeveloped Land	5,974,753	—	5,974,753	5,868,691
Other assets	227,317	61,299	166,018	190,120

	20,616,915	5,139,002	15,477,913	15,073,039

4. PROMISSORY NOTE
On February 8, 2006 a promissory note was issued to an unrelated third party, for a total of $1,500,000. The terms of the agreement call for interest calculated at 12% per annum calculated and paid on a monthly basis. The promissory note was repayable on March 30, 2006, but repayment has now been extended indefinitely. All other terms of the original agreement remain the same.
5. SHARE CAPITAL
a) Authorized
The Company has authorized 25,000,000 common shares, par value $.001, and 10,000,000 preferred shares, par value $.001. As of June 30, 2006 there were 5,099,099 common shares issued and outstanding. Preferred shares were converted into common shares of the Company subsequent to Company’s initial public offering on August 3, 2005. No preferred shares are currently outstanding.

JMG Exploration, Inc.
A Development Stage Enterprise
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
b) Issued and outstanding

			Additional
		Capital	Paid-in
		Stock	Capital	Total
	#	$	$	$

Common Stock, $.001 par value:

Balance, at July 16, 2004 and December 31, 2004	250,000	250	999,750	1,000,000
Preferred shares converted to common stock	1,950,000	1,950	7,790,275	7,792,225
Issued for cash, pursuant to initial public offering	2,185,000	2,185	11,141,315	11,143,500
Warrants exercised for common stock	612,578	612	3,042,216	3,042,828
Share issue costs	—	—	(861,254)	(861,254)
Portion of proceeds attributed to share purchase warrants	—	—	(2,146,595)	(2,146,595)
Stock-based compensation	—	—	78,589	78,589

Balance at December 31, 2005	4,997,578	4,997	20,044,296	20,049,293
Warrants exercised for common stock	97,854	98	462,768	462,866
Issued under stock option plan	3,667	4	18,331	18,335
Share issue costs	—	—	(2,897)	(2,897)
Portion of proceeds attributed to share purchase warrants	—	—	65,067	65,067
Stock-based compensation	—	—	50,012	50,012

Balance at June 30, 2006	5,099,099	5,099	20,637,577	20,642,676

Preferred Stock:
Balance, at July 16, 2004 and December 31, 2004	1,950,000	1,950	7,798,050	7,800,000
Preferred shares converted to common stock	(1,950,000)	(1,950)	(7,790,275)	(7,792,225)
Share issue costs, net of tax	—	—	(2,900)	(2,900)
Portion of proceeds attributed to share purchase warrants	—	—	(4,875)	(4,875)

Balance at December 31, 2005 and June 30, 2006	—	—	—	—

JMG Exploration, Inc.
A Development Stage Enterprise
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006

Share Purchase Warrants:
Balance, at July 16, 2004 and December 31, 2004	487,500	—	—	4,875
Issued pursuant to initial public offering	2,185,000	—	—	693,866
Issued pursuant to conversion of preferred shares	1,950,000	—	—	1,816,766
Warrants exercised for common stock	(612,578)	—	—	(364,037)

Balance at December 31, 2005	4,009,922	—	—	2,151,470

Warrants exercised for common stock	(97,854)			(65,067)

Balance at June 30, 2006	3,912,068	—	—	2,086,403

Total		5,099	20,637,577	22,729,079

c) Stock options
The Company has a stock option plan under which employees; directors and consultants are eligible to receive grants. As of June 30, 2006, 427,000 shares were reserved for issuance under the plan. Options granted under the plan generally have a term of five years to expiry and vest immediately when issued to directors and generally vest as to one-third on each of the first, second and third anniversaries of the grant date for employees and consultants. The exercise price of each option equals the market value of the Company’s common stock on the date of grant. The following summarizes information concerning outstanding and exercisable stock options as of June 30, 2006:

		Weighted
		average
		exercise
		price
	Number of options	$

Outstanding as at December 31, 2004	260,000	4.00
Granted — April 5, 2005	387,750	5.00
Granted — July 21, 2005	79,500	5.00
Granted — August 19, 2005	1,500	15.25
Granted — August 29, 2005	5,000	14.74
Granted — November 1, 2005	10,000	12.25
Cancelled	(260,000)	4.00
Cancelled	(4,500)	5.00

Options outstanding as at December 31, 2005	479,250
Cancelled	(148,583)	5.00
Exercised	(3,667)	5.00

Options outstanding as at June 30, 2006	327,000

Exercisable as at June 30, 2006	264,005	5.00

JMG Exploration, Inc.
A Development Stage Enterprise
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
d) Stock—based compensation
Prior to August 3, 2005 the Company was private. Accordingly the expected volatility of the Company’s stock options granted during the period prior to August 3, 2005 had been set at a rate of 10%. The 13,000 stock options granted after the Company became public were set with an expected volatility of 50%. There were no stock options granted in the six month period ended June 30, 2006. The estimated fair value of the options is amortized over the options’ vesting period on a straight-line basis. For the three and six month periods ended June 30, 2006 the stock option expense was $25,144 (2005 — $nil) and $50,012 (2005 — $nil) respectively. The stock option expense from the period of incorporation July 16, 2004 to June 30, 2006 was $128,601.
On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.
Statement 123(R) must be adopted by small-business issuers at the beginning of the first interim or annual period beginning after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We have adopted Statement 123(R) on January 1, 2006.
Statement 123(R) permits public companies to adopt its requirements using a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. The Company has adopted Statement 123(R) using the modified-prospective method.
e) Loss per share
For the three and six month periods ended June 30, 2006 the basic and diluted weighted average number of common shares outstanding were 5,094,773 (2005 — 250,000) and 5,090,825 (2005 — 250,000) respectively. For both the period from the date of incorporation to June 30, 2006 the basic and diluted weighted average number of common shares outstanding were 2,442,166. All of the Company’s outstanding stock options and warrants currently have an antidilutive effect on per common share amounts.
6. RELATED PARTY TRANSACTIONS
On August 1, 2004 the Company entered into a technical services agreement with JED Oil Inc. (“JED”). Under the Agreement, JED provides all required personnel, office space and equipment, at standard industry rates for similar services. JED is considered an affiliate of ours because of its ownership interest in us and because two of our directors are directors of JED. This agreement was terminated on January 1, 2006; it was replaced by a joint services agreement, which operates to provide the above services on an as needed basis.

JMG Exploration, Inc.
A Development Stage Enterprise
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
JED paid on behalf of the Company for the six month period ended June 30, 2006 total of $nil (2005 — $342,270) and $582,505 for the period from incorporation, for general and administrative services and capital related expenditures.
In consideration for the assignment of JED’s interests in certain oil and gas properties, JED charged the Company for drilling and other costs related to those properties for the period ended June 30, 2006, in the amount of $1,249,917 (2005 — $85,085) and $2,802,014 for the period from incorporation. This amount for the period ended June 30, 2006 is offset from joint venture receivables from unrelated third parties. Amounts payable, relating to the JED farm in, are due and payable on receipt of funds from the unrelated third party.
As at June 30, 2006, JED owes the Company $1,830,123 for the reimbursement of intangible drilling costs.
7. ASSET RETIREMENT OBLIGATION
As at June 30, 2006, the estimated present value of the Company’s asset retirement obligation was $82,020 based on estimated future cash requirements of $216,000, determined using a credit adjusted risk free interest rate of 8.5% over the economic life of the properties, an inflation rate of 2.0%, and an estimated life until repayment of 5-10 years.

$
Asset retirement obligation, December 31, 2005	78,642
Accretion expense	3,378
Asset retirement obligation, June 30, 2006	82,020
8. SUBSEQUENT EVENTS
On February 27, 2006, JED and JMG announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. This exchange ratio is based on the “market to market” recent trading prices of JED and JMG stock and the transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED. Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED. It is anticipated that all of the outstanding common shares, warrants and options of JMG will be converted at the above-mentioned exchange rate. The JMG Board of Directors has extended the JMG warrants that were to expire in August and December of 2006 to January 15, 2007.

JMG Exploration, Inc.
4,234,881 Shares of Common Stock
PROSPECTUS
October 3, 2006